Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of June 10, 2022

by and among

ELECTRO-SENSORS, INC.,

MOBILE X NEWCO, INC.,

and

MOBILE X GLOBAL, INC.,

Table of Contents

Page

ARTICLE I DEFINED TERMS	2
1.1. Specific Definitions	2
1.2. Other Terms	3
1.3. Interpretation	3
ARTICLE II THE MERGER	4
2.1. The Merger	4
2.2. Effective Time	4
2.3. Effects of the Merger	4
2.4. Organizational Documents of the Surviving Company	4
2.5. Management and Officers of the Surviving Company and Parent	4
2.6. Effect on Securities	5
2.7. Anti-Dilution Adjustments; Exchange Ratio Calculation; Freeze Date	6
2.8. No Further Ownership Rights in Company Shares or Transfers	7
2.9. Closing	8
2.10. Payment of Merger Consideration	8
2.11. Net Working Capital; Adjustments to Cash Dividend; Payment of Cash Dividend	9
2.12. No Liability	11
2.13. Withholding	11
2.14. Acknowledgement of Company Stockholders Regarding the Merger Consideration	11
2.15. Tax Consequences	11
2.16. Parent Equity Awards	11
2.17. Further Assurances	13
2.18. Dissenting Shares	13
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY	14
3.1. Organization; Power and Enforceability	14
3.2. Authority	14
3.3. Capitalization	15
3.4. No Subsidiaries	15
3.5. No Conflicts	15
3.6. No Consents	16
3.7. Financial Statements	16
3.8. Information Provided	16
3.9. Brokers	17
3.10. Access to Information; Disclaimer	17
3.11. Ownership of Parent Common Stock	18
ARTICLE IV ADDITIONAL REPRESENTATIONS AND WARRANTIES OF COMPANY	18
4.1. Absence of Certain Changes or Events	18
4.2. Material Contracts	18
4.3. Assets and Properties	19

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4.4. Intellectual Property	19
4.5. Indebtedness	20
4.6. Legal Proceedings; Governmental Orders	20
4.7. Compliance With Laws	20
4.8. Permits	20
4.9. Affiliate Interests	20
4.10. Taxes	21
4.11. Books and Records	21
4.12. Undisclosed Liabilities	21
ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	22
5.1. Organization, Power and Enforceability	22
5.2. Authority	23
5.3. Capital Structure	24
5.4. No Conflicts	26
5.5. Consents	26
5.6. SEC Filings; Financial Statements; Information Provided	26
5.7. Brokers	29
5.8. Absence of Certain Changes or Events	29
5.9. Material Contracts	29
5.10. Taxes	30
5.11. Assets and Properties	32
5.12. Intellectual Property	32
5.13. Legal Proceedings	33
5.14. Indebtedness	33
5.15. Compliance With Laws	33
5.16. Merger Sub	33
5.17. Fairness Opinion	33
5.18. Employee Benefit Matters	33
5.19. Permits	36
5.20. Environmental Matters	36
5.21. Insurance	37
5.22. Affiliate Interests	37
5.23. Access to Information; Disclaimer	37
ARTICLE VI CONDUCT OF BUSINESS	38
6.1. Pre-Closing Covenants of Company	38
6.2. Pre-Closing Covenants of Parent	38
6.3. Confidentiality	40
6.4. No Control	40
ARTICLE VII ADDITIONAL COVENANTS	40
7.1. No Solicitation	40
7.2. Access to Information; Cooperation; Financial Statements	45
7.3. Proxy Statement/Consent/Prospectus; Registration Statement; Written Consent	46
7.4. Nasdaq Listing	48
7.5. Shareholder Approval	48
7.6. Fulfillment of Conditions	50

7.7. Public Disclosure	50
7.8. Notification of Breaches	51
7.9. Succession of Officers and Directors	51
7.10. State Takeover Laws	51
7.11. Section 16 Matters	51
7.12. Cash Dividend	51
7.13. Termination of Certain Agreements and Rights	51
7.14. Certain Tax Matters	52
7.15. PIPE Investment	52
7.16. D&O Insurance and Indemnification	54
7.17. Parent Transaction Expenses Statement; Indebtedness	55
7.18. Reverse Split	55
7.19. Litigation	56
7.20. Continued Employment	56
ARTICLE VIII CONDITIONS TO MERGER	57
8.1. Conditions to Each Party’s Obligation to Effect the Merger	57
8.2. Conditions to the Obligations of the Parent and the Merger Sub	58
8.3. Conditions to the Obligations of Company	59
ARTICLE IX TERMINATION AND AMENDMENT	60
9.1. Termination	60
9.2. Effect of Termination	62
9.3. Fees and Expenses	62
9.4. Amendment	64
9.5. Extension; Waiver	64
9.6. Procedure for Termination, Amendment, Extension or Waiver	64
ARTICLE X MISCELLANEOUS	65
10.1. Non-Survival of Representations and Warranties	65
10.2. Notices	65
10.3. Entire Agreement	66
10.4. No Third-Party Beneficiaries	66
10.5. Assignment	66
10.6. Severability	66
10.7. Counterparts and Signatures	67
10.8. Governing Law	67
10.9. Remedies; Specific Performance	67
10.10. Submission to Jurisdiction	67
10.11. WAIVER OF JURY TRIAL	68
10.12. Disclosure Schedule	68
10.13. No Recourse	68
10.14. Legal Representation	69

EXHIBITS

Exhibit A-1	Form of Parent Voting Agreement

Exhibit A-2	Form of Company Voting Agreement

Exhibit B	Certain Defined Terms

Exhibit C	Terms of Parent Articles of Incorporation

SCHEDULES

Schedule 1	Parties to Parent Voting Agreement

COMPANY DISCLOSURE SCHEDULE

Section 3.1	Organization; Power and Enforceability

Section 3.3(a)	Capitalization

Section 3.3(c)	Options, Warrants, Convertible Securities or other Rights

Section 3.4	No Conflicts

Section 3.7(a)	Financial Statements

Section 3.8(d)	Broker

Section 4.1	Absence of Certain Changes

Section 4.2	Material Contracts

Section 4.2(b)	Assets and Properties

Section 4.4	Indebtedness

Section 4.6(a)	Legal Proceedings; Governmental Orders

Section 4.8	Permits

Section 4.9	Affiliate Interests

Section 4.10	Taxes

Section 4.12	Undisclosed Liabilities

Article VI	Pre-Closing; Ordinary Course

Section 7.12	Termination of Certain Agreements and Rights

Section K	Knowledge Group

Section P	Permitted Indebtedness

PARENT DISCLOSURE SCHEDULE

Section 5.5	Consents

Section 5.7	Broker

Section 5.9(a)	Material Contracts

Section 5.11(b)	Parent Owned Real Property

Section 5.12	Intellectual Property

Section 5.14	Indebtedness

Section 5.18(a)	Parent Plans

Section 5.18(e)	Employment; Noncontravention

Section 5.19	Permits

Section 5.21	Insurance Policies

Section 5.22	Affiliate Interests

Section 6.2	Exceptions to Pre-Closing Covenants of Parent

Section 7.9	Appointment of Officers

Section 7.9(b)	Resignation of Directors

Section K	Knowledge Group

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 10, 2022, is entered into by and among ELECTRO-SENSORS, INC., a Minnesota corporation (the “Parent”), MOBILE X NEWCO, INC., a Delaware corporation and a wholly owned Subsidiary of Parent (the “Merger Sub”), and MOBILE X GLOBAL, INC., a Delaware corporation (the “Company,” and together with Parent and the Merger Sub, the “Parties” and each a “Party”).

RECITALS

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), and the Minnesota Business Corporation Act, as amended (the “MBCA”), the Parties intend that Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of the Parent, in a transaction intended to qualify as a tax free reorganization under Section 368(a)(1)(A) of the Code by reason of Section 368(a)(2)(E) of the Code;

WHEREAS, in connection with and in furtherance of the Merger, (a) the Parent shall effect the Reverse Split of the Parent Common Stock and (b) the shareholders of the Parent as of the close of the Business Day immediately preceding the Effective Time (or such other time prior to the Effective Time as the Parent and Company may otherwise determine) shall (i) receive from Parent, on a post-Reverse Split basis, a pro rata share of a cash dividend totaling $18.0 million (the “Provisional Cash Dividend”), subject to potential adjustment in accordance with Section 2.11 of this Agreement (as so adjusted, the “Cash Dividend”) and (ii) retain a continuing ownership interest in the Parent equal to approximately 10.66% of the Parent Diluted Shares as of immediately after the Effective Time (subject to future dilution);

WHEREAS, the Parties intend to enter into other transactions and agreements contemplated by this Agreement, including the Parent Voting Agreement, the Parent Stock Issuance, the Reverse Split, the Merger and the effectuation of the Reincorporation and Charter Amendment and the PIPE Investment (collectively, the “Transactions”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the Transactions are fair to and in the best interests of the Company and the Company Stockholders, (ii) approved, adopted and declared advisable this Agreement and the Transactions, (iii) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company Stockholders or action by written consent in lieu of a meeting and (iv) recommended the adoption of this Agreement and approval of the Transactions by the Company Stockholders;

WHEREAS, the Board of Directors of the Parent (the “Parent Board”) has (i) determined that this Agreement and the Transactions (including the issuance by the Parent of its voting common stock, par value $0.10 per share, in connection with the Merger, such issuance, the “Parent Stock Issuance,” and such stock, the “Parent Common Stock”) are fair to and in the best interests of the Parent and its shareholders, (ii) approved, adopted and declared advisable this Agreement and the Transactions, (iii) directed that the approval of the Transactions be submitted to a vote at a meeting of the Parent’s shareholders and (iv) recommended the adoption of this Agreement and the approval of the Transactions by the Parent’s shareholders at the Parent Shareholders Meeting as required by the MBCA, the DGCL, the rules of the Nasdaq Capital Market (“Nasdaq” ) and the Parent’s Organizational Documents;

WHEREAS, the Parent, in its capacity as the sole stockholder of the Merger Sub, has (i) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, and (ii) adopted this Agreement;

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement;

WHEREAS, on or prior to the date hereof, the Company has obtained and delivered to Parent a commitment letter dated May 17, 2022 from an institutional investor (the “Commitment Letter”) for a private placement of shares of Parent preferred stock (the “PIPE Investment”) and each Party intends to cooperate to obtain binding subscription agreements for the PIPE Investment (each, a “Subscription Agreement”), from the institutional investor or such other investors as the Parties may mutually agree upon, such private placements to be consummated concurrently with or prior to the consummation of the Transactions and resulting in an equity financing to the Parent with minimum gross proceeds of $20.0 million in the aggregate (the “Minimum PIPE Investment Amount”);

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the members of the Parent Board and certain shareholders of the Parent identified on Schedule 1 are entering into the voting agreement with the Company (the “Parent Voting Agreement”), in substantially the form attached hereto as Exhibit A-1; and

WHEREAS, as a condition and inducement to the Parent’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the certain stockholders of the Company sufficient to constitute the Company Stockholder Approval are entering into the voting agreement with the Parent (the “Company Voting Agreement”), in substantially the form attached hereto as Exhibit A-2.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, hereby agree as follows:

Article I
DEFINED TERMS

1.1.         Specific Definitions. As used in this Agreement, the terms identified on Exhibit B shall have the meanings set forth or referred to in Exhibit B.

1.2.         Other Terms. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated or the context requires otherwise, shall have such meaning throughout this Agreement.

1.3.         Interpretation.

(a)            The words “hereof,” “herein,” “hereby,” “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)            Whenever the words “include,” “includes” or “including” (or any variation thereof) are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c)            References herein to “days,” unless indicated otherwise, are to consecutive calendar days.

(d)            References to specific Articles and Sections are to the Articles and Sections of this Agreement, unless specifically stated otherwise.

(e)            The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa, and words denoting any gender shall include all genders.

(f)            All references to “dollars” or “$” shall mean “U.S. dollars,” unless specifically stated otherwise.

(g)            All references herein to a particular “Company Disclosure Schedule” shall mean such schedule as it is included in the Company Disclosure Schedule attached hereto. All references herein to a particular “Parent Disclosure Schedule” shall mean such schedule as it is included in the Parent Disclosure Schedule attached hereto.

(h)            All references herein to a particular “Exhibit” shall mean such exhibit as it is attached hereto.

(i)              References herein to documents (other than the Company Disclosure Schedule, Parent Disclosure Schedule, and this Agreement) having been “provided,” “made available” or “delivered” means that such information was either (i) provided directly to the Parent or the Company, as applicable, by the other Party, (ii) included in the virtual data rooms established by the Parent and the Company created for the purposes of providing information to the other Party in connection with this Agreement at least two (2) Business Days prior to the execution and delivery of this Agreement or (iii) solely with respect to information made available by the Parent, filed with and publicly available on the SEC’s EDGAR system in the Parent SEC Reports filed prior to the date that is two (2) Business Days prior to the date of this Agreement.

(j)             All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(k)            No summary of this Agreement prepared by any Party shall affect the meaning or interpretation of this Agreement.

Article II
THE MERGER

2.1.         The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL and the MBCA, at the Effective Time, (a) the Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of the Merger Sub shall cease, and (b) the Company shall continue as the surviving company in the Merger (the “Surviving Company”) as a wholly owned Subsidiary of Parent.

2.2.         Effective Time. On the Closing Date, the Merger Sub and the Company shall execute and file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the applicable provisions of the DGCL in order to effect the Merger. The Merger shall become effective on such date and at such time as the Certificate of Merger is filed with the Secretary of State of the State of Delaware, or at such other time as is agreed upon in writing by Parent and the Company and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL (such time is hereinafter referred to as the “Effective Time”).

2.3.         Effects of the Merger. The Merger will have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, immunities, powers and franchises of the Company and the Merger Sub shall vest in the Surviving Company, and all debts, liabilities, duties and obligations of the Company and the Merger Sub shall become the debts, liabilities, duties and obligations of the Surviving Company, all as provided under the DGCL.

2.4.         Organizational Documents of the Surviving Company.

(a)            At the Effective Time, the Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law, except that the name of the Surviving Company shall be “Mobile X Services, Inc.”

(b)            At the Effective Time, the Bylaws of the Company as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law.

2.5.         Management and Officers of the Surviving Company and Parent.

(a)            At the Effective Time, the directors of the Company immediately prior to the Effective Time shall be the initial directors of the Surviving Company and shall hold office until their respective successors are duly appointed or until their earlier death, resignation or removal.

(b)            At the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company and shall hold office until their respective successors are duly appointed or until their earlier death, resignation or removal.

(c)            At the Effective Time, the persons whose names are provided to the Parent in writing at least five (5) Business Days prior to the Closing shall be the officers of the Parent and shall hold office until their respective successors are duly appointed or until their earlier death, resignation or removal.

(d)            At the Effective Time, the persons designated in accordance with Section 7.9(b)(ii) of this Agreement shall be the directors of the Parent and shall hold office until their respective successors are duly elected and qualified or until their earlier death, resignation or removal.

2.6.         Effect on Securities. On the terms and subject to the conditions set forth herein, as of the Effective Time, by virtue of the Merger and without any action on the part of the Parent, the Merger Sub, the Company or any of their respective equity holders, the following will occur:

(a)            Conversion of Merger Sub’s Shares. Each share of common stock of the Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted automatically into and become one validly issued, fully paid and non-assessable share of common stock of the Surviving Company. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Company.

(b)            Cancellation of Excluded Company Shares. Each Company Share held as treasury stock or issued and outstanding immediately prior to the Effective Time that is owned directly or indirectly by the Company, Parent or Merger Sub, if any, shall no longer be outstanding, shall be cancelled automatically and shall cease to exist (the “Excluded Company Shares”), and no consideration shall be paid or delivered in exchange therefor.

(c)            Conversion of Company Shares. Subject to Section 2.6(d), each Company Share (other than the Excluded Company Shares and any Dissenting Company Shares) outstanding immediately prior to the Effective Time shall be automatically converted solely into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”).

(d)            Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Shares pursuant to Section 2.6(c) and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of Company Shares converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Company Shares exchanged by such holder) shall in lieu thereof, upon cancellation and conversion of such holder’s Company Shares, receive in cash (rounded down to the nearest whole cent), without interest, an amount equal to such fractional amount multiplied by the last reported sale price of Parent Common Stock on Nasdaq on the last official trading day prior to the date of the Effective Time.

(e)            Parent Stock Options. All Parent Stock Options outstanding immediately prior to the Effective Time under the Parent Stock Plans shall be treated in accordance with Section 2.16.

(f)            Company Stock Options. As of the Effective Time, each option to acquire Company Shares (each, a “Company Stock Option”) that is outstanding under any Company Stock Plan immediately prior to the Effective Time, whether or not then vested or exercisable, shall be, by virtue of the Merger and without any action on the part of the holder thereof, or any other Person, be assumed by Parent and shall be converted into a Parent Stock Option in accordance with this Section 2.6(f). Each such Parent Stock Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company Stock Option immediately prior to the Effective Time. As of the Effective Time, each such Parent Stock Option as so assumed and converted shall be an option to acquire that number of whole shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of: (i) the number of shares of Company Common Stock subject to such Company Stock Option; and (ii) the Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of Company Common Stock of such Company Stock Option by (B) the Exchange Ratio; provided, that the exercise price and the number of shares of Parent Common Stock subject to the Parent Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of Company Stock Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424(a) of the Code. At or prior to the Effective Time, the Company, the Company Board, and the compensation committee of such board, as applicable, shall adopt any resolutions and take any actions (including obtaining any employee consents) that may be necessary to effectuate the provisions of this Section 2.6(f). All Company Stock Options converted pursuant to this Section 2.6(f) will be deemed granted under a new Parent Stock Option Plan that will be adopted by Parent and approved by Parent shareholders in accordance with applicable rules of Nasdaq at the Parent Shareholders Meeting. At or prior to the Effective Time, Parent shall reserve for future issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to Parent Stock Options as a result of the actions contemplated by this Section 2.6(f). As soon as practicable after the Effective Time, if and to the extent necessary to cause a sufficient number of shares of Parent Common Stock to be registered and issuable with respect to the Parent Stock Options, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to the Parent Stock Options.

2.7.         Anti-Dilution Adjustments; Exchange Ratio Calculation; Freeze Date.

(a)            If, between the date hereof and the Effective Time, the issued and outstanding Company Shares shall be changed into a different number of Company Shares or a different class of Equity Interests by reason of any reorganization, reclassification, recapitalization, combination, stock split, reverse stock split, dividend or exchange, or any similar event shall occur, the Exchange Ratio shall be equitably adjusted, without duplication, to proportionally reflect such change and provide to the Company Stockholders the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 2.7(a) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(b)            If, between the date hereof and the Effective Time, the issued and outstanding shares of Parent capital stock shall be changed into a different number of shares of Parent capital stock or a different class of Equity Interests by reason of any reorganization, reclassification, recapitalization, combination, stock split, reverse stock split (including the Reverse Split), dividend or exchange, or any similar event shall occur, the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change and provide to the Company Stockholders the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 2.7(b) shall be construed to permit Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(c)            The Parent and the Company shall reasonably cooperate to calculate the Exchange Ratio in accordance with this Agreement, including by giving effect to the Reverse Split. Parent shall provide the Company with a statement setting forth in reasonable detail its good faith estimate of the Exchange Ratio at least Seven (7) Business Days prior to the expected Closing Date, for the Company’s review and comment, which estimate shall then be updated as of at least Three (3) Business Days before the Closing Date, which shall again be subject to the Company’s review and comment. Such updated estimate shall, after taking into account the Company’s review and comment, be used as the Exchange Ratio at the Closing and neither the Parent nor the Company shall take or permit any action that would reasonably be expected to change the Exchange Ratio from the date that is Three (3) Business Days before the Closing Date until the Closing (other than actions, if any, expressly contemplated by Section 2.16).

(d)            Except as otherwise provided in this Agreement, to facilitate the calculation of the Exchange Ratio, each Party will use its respective reasonable efforts to take all appropriate action to freeze option exercises or other stock issuance events at least Four (4) Business Days prior to the Closing Date, except as may be provided pursuant to other arrangements that are made pursuant to Section 2.16(c).

2.8.         No Further Ownership Rights in Company Shares or Transfers. The Merger Consideration, when issued in accordance with the terms of this Agreement, shall be deemed to have been delivered, issued and paid in full satisfaction of all Company Stockholders’ rights relating to the Company Shares. From and after the Effective Time, (a) all holders of Company Shares shall cease to have any rights as equity holders of the Company other than the right to receive the Merger Consideration issuable to such holders under this Agreement, (b) the Company Shares transfer books of the Surviving Company shall be closed, and there shall be no further registration of transfers on the transfer books of the Surviving Company of the Equity Interests in the Company that were outstanding immediately prior to the Effective Time.

2.9.         Closing. The closing of the Merger (the “Closing”) shall take place at, or be directed from, the offices of Ballard Spahr LLP in Minneapolis, Minnesota, at 10:00 a.m., Minneapolis, Minnesota time, as soon as practicable (and, in any event, within three (3) Business Days of the satisfaction or (to the extent permitted by applicable Law) waiver of all of the conditions precedent set forth in Article III (other than those conditions that by their nature or terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of those conditions)), or at such other place or time or on such other date as Parent and the Company may mutually agree in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” The Closing shall be deemed to be effective as of the Effective Time, and all documents delivered and actions taken at the Closing shall be deemed to have been delivered or taken simultaneously at such time.

2.10.       Payment of Merger Consideration. Immediately after the Effective Time, the Parent shall pay and deliver the Merger Consideration as follows:

(a)            The Parent shall direct its transfer agent to issue, in the name of each Company Stockholder, the number of shares of Parent Common Stock to be issued to each such Company Stockholder pursuant to the terms of this Agreement (as such number of shares are reflected on a certificate signed by a duly authorized officer of the Company and delivered by the Company to the Parent at least three (3) Business Days before the Closing Date, which will set forth and be certified therein as true and accurate as of the Effective Time: (i) each Company Stockholder as of the Effective Time; (ii) the number of Company Shares held by each such Company Stockholder; and (iii) the number of shares of Parent Common Stock to be issued on conversion of the Company Shares held by each such Company Stockholder at Closing in accordance with the Company’s Organizational Documents and this Agreement (such certificate, the “Allocation Certificate”));

(b)            The Parent shall deliver to its transfer agent for delivery to the Company Stockholders the aggregate amount of cash sufficient to pay for fractional shares of Parent Common Stock calculated pursuant to Section 2.6(d); and

(c)            Promptly after the Effective Time, Parent and the Surviving Corporation shall cause to be mailed, or if appropriate transmitted electronically, by the Parent’s transfer agent, acting as exchange agent, to each Person who was, at the Effective Time, a holder of record of Company Shares entitled to receive the Merger Consideration pursuant to this Agreement a customary and reasonable form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to any certificates evidencing such Company Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the exchange agent (or effective affidavits of loss in lieu of such Certificates as set forth in below) and instructions for use in effecting the surrender of the Certificates and of any uncertificated Company Shares entitled to receive Merger Consideration (“Uncertificated Shares”) pursuant to such letter of transmittal). Upon surrender to the exchange agent of a Certificate, or upon receipt of by the exchange agent of such evidence, if any, of transfer as the exchange agent may reasonably request in the case of a book-entry transfer of Uncertificated Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate (or effective affidavits of loss in lieu of such

Certificates as set forth below) and the holder of such Uncertificated Shares shall be entitled to promptly receive in exchange therefor the Merger Consideration for each Company Share formerly evidenced by such Certificate or Uncertificated Shares, and such Certificate and transferred Uncertificated Shares so surrendered shall then be cancelled. The exchange agent will accept such Certificates and Uncertificated Shares upon compliance with such reasonable and customary terms and conditions as the exchange agent may impose to cause an orderly exchange thereof in accordance with normal exchange practices. Until so surrendered, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the applicable Merger Consideration, without interest thereon, payable in respect thereof pursuant to this Agreement. If payment of the Merger Consideration is to be made to a person other than the Person in whose name the surrendered Certificate or Uncertificated Share is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate or Uncertificated Share so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate or Uncertificated Share surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. The Merger Consideration paid in accordance with this Agreement upon the surrender for exchange of Certificates and Uncertificated Shares shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Shares theretofore represented by such Certificates and Uncertificated Shares. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable and customary amount as the Surviving Corporation may require as indemnity against claims that may be made against it with respect to such Certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof, pursuant to this Agreement.

2.11.       Net Working Capital; Adjustments to Cash Dividend; Payment of Cash Dividend.

(a)            The Parent and the Company shall reasonably cooperate to calculate the adjustments required to determine the amount of the Cash Dividend in accordance with this Agreement. Parent shall use its reasonable efforts to procure, at least eight (8) Business Days prior to the expected Closing Date, invoices from all service providers to Parent related to this Agreement and the Transactions for all services expected to be performed through the Closing Date, as well as invoices needed to determine the amount of Parent Transaction Expenses that are unpaid as of the Closing Date. Parent shall provide the Company with a statement setting forth in reasonable detail its good faith estimates of the Parent’s Net Working Capital and Net Working Capital (Adjusted), as of the Closing Date and of the aggregate amount of Parent Transaction Expenses and Indebtedness as required by Section 7.17 as of the Closing, at least Seven (7) Business Days prior to the expected Closing Date, together with all supporting documentation as the Company may reasonably request, for the Company’s review and comment, which estimates shall then be updated as of at least Four (4) Business Days before the Closing Date, which shall again be subject to the Company’s review and comment. Such updated estimates shall, after taking into account the Company’s review and comment, absent manifest error or fraud, be used as the definitive, final and binding Net Working Capital, Net Working

Capital (Adjusted) and the Parent Transaction Expenses and Indebtedness to calculate the amount of the Cash Dividend at the Closing, and thereafter neither the Parent nor the Company shall take or permit any action that would reasonably be expected to change the Cash Dividend from the date that is Three (3) Business Days before the Closing Date until the Closing; provided, however, if the Company reasonably determines that the Cash Dividend should be more than $250,000 less than the amount determined by the Parent, the Company shall have the right by written notice to Parent to delay the Closing by up to Ten (10) Business Days in which to resolve the disagreement and in the absence of a resolution in such time period, the Company shall also have the right to require the Parent to negotiate in good faith an amendment to this Agreement to provide for a further delay in the Closing and the bifurcation of the Cash Dividend into an undisputed and a disputed portion, the undisputed portion of which would be determined and promptly paid as originally contemplated with respect to the Cash Dividend, and the latter of which would be determined and paid only after the disputes have been resolved after the Closing.

(b)            Upon such determination of the Net Working Capital, Net Working Capital (Adjusted), and the Parent Transaction Expenses and Indebtedness, the Provisional Cash Dividend will first be decreased by an amount equal to Fifty Percent (50%) of the aggregate Parent Transaction Expenses (whether previously paid or still payable), and second, such resulting amount will be either be (x) increased by the amount, if any, that the Net Working Capital (Adjusted) of the Parent at Closing is greater than the Target Working Capital, or (y) decreased by the amount, if any, that the Net Working Capital (Adjusted) of the Parent at Closing is less than the Target Working Capital or (z) left unchanged, if the Net Working Capital (Adjusted) of the Parent is equal to the Target Working Capital; provided, however, that the amount of the Cash Dividend that would result from taking into account only the foregoing adjustments shall, notwithstanding the actual amount of such adjustments, not be less than $18.0 million nor more than $18.5 million; and finally, third, the resulting amount after the foregoing adjustments shall be decreased by One Hundred Percent (100%) of any Indebtedness of Parent incurred after the date hereof or Transaction Bonus Amounts (whether incurred before or after the date hereof), and such final resulting amount after all of the foregoing adjustments shall be the Cash Dividend to be paid pursuant to Section 2.11(c).

(c)            Subject to Nasdaq rules, as soon as practicable after the amount of the Cash Dividend has been determined in accordance with Section 2.10(b), Parent shall set a record date for such dividend to be the Business Day immediately prior to the expected Closing Date (or such other date as the Parties may otherwise agree) (the “Dividend Record Date”) and a payment date for such dividend to be the earliest practicable date after the Closing Date. The shareholders of the Parent of record as of the close of business on the Dividend Record Date shall receive, on a pro rata basis per share of Parent Common Stock then held by them, their share of the Cash Dividend. The Parent shall promptly deliver to its transfer agent (acting as a paying agent), and direct its transfer agent to pay (including through the facilities of the Depository Trust Company), in accordance with the rules of Nasdaq, in the name of each such holder of Parent Common Stock, a check (or other appropriate form of payment) in the amount of such shareholder’s pro rata share of the Cash Dividend on the payment date thereof (based on the number of shares of Parent Common Stock that are outstanding as of the Dividend Record Date, such number of shares to be certified by the Parent’s transfer agent, a copy of which shall be provided to the Company prior to the Closing, together with such other information reasonably requested by the

Company to confirm the due payment of the Cash Dividend to the appropriate shareholders of Parent).

2.12.       No Liability. None of the Parent, the Merger Sub or the Company shall be liable to any Person in respect of any portion of the Merger Consideration or Cash Dividend delivered to a public official in compliance with any applicable abandoned property, escheat or similar Law.

2.13.       Withholding. Notwithstanding any other provision of this Agreement to the contrary, each of the Parent and the Surviving Company shall be entitled to deduct and withhold from any Parent Stock Options and from any consideration otherwise payable pursuant to this Agreement such amounts, if any, as are required to be deducted and withheld under applicable Law; provided, however, prior to the Closing, to the extent Parent believes withholding is required with respect to the Company or any shareholders thereof, the Parent shall provide the Company with reasonable notice of its intention to deduct or withhold and Parent will reasonably cooperate with the Company in reducing or eliminating such deduction or withholding and the Company will reasonably cooperate with Parent in implementing any such deduction or withholding that is required. Any amounts so deducted and withheld and timely paid over to or deposited with the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding are made.

2.14.       Acknowledgement of Company Stockholders Regarding the Merger Consideration. The Company acknowledges and agrees that the Parent is entitled to rely conclusively on any Allocation Certificate delivered by the Company hereunder to the Parent, and upon delivery of the Merger Consideration in accordance with this Agreement and the Allocation Certificate, neither the Parent nor the Merger Sub shall have any further responsibility or Liability hereunder with respect to the payment of the Merger Consideration.

2.15.       Tax Consequences. For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code in a transaction intended to qualify as a statutory merger under Section 368(a)(1)(A) of the Code by reason of Section 368(a)(2)(E) of the Code. The Parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

2.16.       Parent Equity Awards.

(a)            The Parent has granted equity and equity-based awards in the form of stock options (“Parent Stock Options”) under (i) the Parent’s 1997 Stock Option Plan (“Parent 1997 Plan”), and (ii) the Parent’s 2013 Equity Incentive Plan (“Parent 2013 Plan” and, together with the Parent 1997 Plan, the “Parent Stock Plans”). Between the date of this Agreement and the Effective Time, if requested in writing by the Company, the Parent shall take all necessary action (which action shall be effective as of the Effective Time) to terminate the Parent Stock Plans (without the creation of additional Liability to the Parent, or the Company or the Surviving Company or impairing the ability of any option holder to exercise any outstanding options). As soon as reasonably practicable following the date of this Agreement and in any event prior to the Effective Time, the Parent Board (or, if appropriate, any committee administering the Parent

Stock Plans) shall adopt such resolutions and take all actions that are reasonably necessary for the treatment of the Parent Stock Options pursuant to this Section 2.16. For purposes of any Parent Stock Plan, no Parent Stock Options shall be assumed or substituted and all such options shall be treated as “non-assumed incentive awards” as otherwise defined in such Parent Stock Plans. The Parent shall take all actions that are necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver shares of Parent Common Stock or other capital stock of the Parent to any Person pursuant to or in settlement of Parent Stock Options other than as set forth in this Section 2.16.

(b)            As of or prior to the Dividend Record Date, each outstanding Parent Stock Option granted under the Parent Stock Plans to each holder thereof shall become vested pursuant to the terms of the Parent Stock Plans or actions taken by the Board in order to effectuate such vesting. At the Effective Time, each outstanding Parent Stock Option shall be cancelled and automatically converted into that number of whole shares of Parent Common Stock (and cash in lieu of any fractional shares) equal in value to the excess (“Excess”) of the Fair Market Value as of the Business Day immediately prior to the Closing Date of the number of outstanding shares under the Parent Stock Options over the sum of (i) the aggregate exercise price plus (ii) the amount of any Taxes, if any, required to be withheld with respect to such Excess in accordance with Section 2.13. For the avoidance of doubt, in order for holders of Parent Stock Options to be entitled to their pro rata share of the Cash Dividend, they must have duly exercised their stock options a sufficient time before the Dividend Record Date so that they are holders of outstanding shares of Parent Common Stock as of the Dividend Record Date received upon exercise of their stock options, or the Parent must have made such other arrangements (subject to the Company’s approval, not to be unreasonably withheld) to ensure that the holders of Parent Stock Options will receive their pro rata share of the Cash Dividend upon exercise of their stock options on or prior to the Effective Time, which may include an exercise of stock options conditional on the Closing or an exercise of stock options on the Dividend Record Date, in each case if the procedures of the Parent and its transfer agent and registrar so allow. Any Parent Stock Option in which the aggregate exercise price exceeds the Fair Market Value of the outstanding shares under the Parent Stock Option as of the Effective Time shall be cancelled without any action on the part of any holder thereof and without any payment or consideration (including the issuance of any Parent Common Stock therefor) and thereafter the holder of such Parent Stock Option shall have no further rights in respect thereof.

(c)            Unless otherwise agreed by Parent and Company, prior to seeking shareholder approval of the Merger, Parent will engage an independent fiduciary reasonably acceptable to Company (the “ESOP Fiduciary”) for the Parent’s existing Employee Stock Ownership Plan (“ESOP”) to take any and all reasonably appropriate actions with respect to the ESOP in connection with the transactions contemplated by this Agreement in order to satisfy its fiduciary duty to the ESOP in connection with the Parent Shareholder Meeting, the Merger and this Agreement in accordance with this Agreement and the ESOP governing documents. Parent will cooperate in promptly providing all material information requested by the ESOP Fiduciary in connection with its services as described above. Parent will, prior to Closing, pay all reasonable fees and costs incurred by, or reasonably estimated to be due from, Parent for or in connection with the services of the ESOP Fiduciary and any advisors thereto, with all such amounts to be Parent Transaction Expenses and Shared Expenses. Parent will cause to be distributed to each ESOP participant or beneficiary the same notices and information statement relating to the Merger as are distributed to each non-ESOP holder of Parent Common Stock and will hold the vote of the ESOP participants in strict confidence. At the Company’s written request, the Parent and the Company will in good faith cooperate to announce and effectuate a termination of the ESOP effective at or after the Closing. For the avoidance of doubt, this Section 2.16(c) is for the sole benefit of the Parties and neither the ESOP Fiduciary nor any participant in the ESOP shall have any rights under this Section 2.16(c).

2.17.       Further Assurances. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company, the Parent and their respective shareholders following the Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises, the applicable directors, officers, members and managers of the Company, the Parent and Merger Sub (or their successors, assigns and designees) are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action so long as such action is not inconsistent with this Agreement.

2.18.       Dissenting Shares.

(a)            Notwithstanding anything to the contrary set forth in this Agreement, all Company Shares that are issued and outstanding immediately prior to the Effective Time and held by the stockholders of the Company who shall have neither voted in favor of the Merger nor consented thereto in writing and who are entitled to demand and shall have properly and validly perfected their statutory rights of appraisal in respect of such Company Shares in accordance with Section 262 of the DGCL (collectively, “Dissenting Company Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration. Such Company Stockholders shall be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Company Shares held by the stockholders of the Company who shall have failed to perfect or who shall have effectively withdrawn or waived or lost their rights to appraisal of such Dissenting Company Shares under such Section 262 of the DGCL shall no longer be considered to be Dissenting Company Shares and shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest thereon, upon surrender of the certificate or certificates (or other appropriate evidence of transfer in the case of Uncertificated Shares) that formerly evidenced such Company Shares in the manner provided in Section 2.10(c).

(b)            Prior to the Closing, the Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company and any withdrawals of such demands, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Parent and the Merger Sub that the statements contained in this Article III are true and correct, except as set forth herein or in the Company Disclosure Schedule (with specific reference to the section of this Agreement to which the information stated in such disclosure relates; provided that information contained in any section of the Company Disclosure Schedule shall be deemed to be disclosed with respect to any other section of this Agreement to the extent that it is readily apparent from the face of such disclosure that such information is applicable to such other section of this Agreement) delivered and/or otherwise made available by the Company to the Parent and the Merger Sub as of the date of this Agreement (the “Company Disclosure Schedule”).

3.1.         Organization; Power and Enforceability. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware and has full corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Section 3.1 of the Company Disclosure Schedule sets forth each jurisdiction in which the Company is licensed or qualified to do business, and the Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so duly qualified or licensed and in good standing, individually or in the aggregate, would not have a Company Material Adverse Effect. True and complete copies of the Organizational Documents of the Company as of the Effective Time have been provided to the Parent. This Agreement has been duly executed and delivered by the Company, and, assuming due authorization, execution, and delivery by the Parent and the Merger Sub, this Agreement constitutes a legal, valid, and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by the General Enforceability Exceptions.

3.2.         Authority.

(a)            The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other Transactions. The Written Consent, if executed and delivered by all of the Company Stockholders that have executed Company Voting Agreements, would satisfy the Company Stockholder Approval, which is the only vote or consent of the holders of any class or series of the Company’s Equity Interests necessary to approve and adopt this Agreement, approve the Merger, and consummate the Merger and the other Transactions pursuant to applicable Law or the Organizational Documents of the Company.

(b)            The Company Board by resolutions duly adopted by either unanimous vote at a meeting of all members of the Company Board duly called and held or unanimous written consent and, not subsequently rescinded or modified in any way, has: (i) determined that this Agreement and the Transactions are fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the Transactions, (iii) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s shareholders or action by written consent in lieu of a meeting and (iv) recommended the adoption of this Agreement and approval of the Transactions by the Company’s shareholders.

3.3.         Capitalization.

(a)            Section 3.3(a) of the Company Disclosure Schedule lists each record and beneficial owner of the Company Shares and the number of Company Shares held by such owner, and the number of Company Shares reserved and available for issuance pursuant to any Company stock option or equity incentive plans (“Company Stock Plans”) and the number of Company Shares that are subject to outstanding options under Company Stock Plans, as of the date hereof. Each Company Stockholder has good and valid title to the Company Shares, free and clear of all Encumbrances. The Company Shares constitute 100% of the total issued and outstanding Equity Interests in the Company as of the date hereof. The Company Shares have been duly authorized and are validly issued.

(b)            The Company Shares were issued in compliance with applicable Laws. The Company Shares were not issued in violation of the Organizational Documents of the Company or any other agreement, arrangement, or commitment to which any Company Stockholder or the Company is a party and are not subject to or in violation of any preemptive or similar rights of any Person.

(c)            Except as set forth on Section 3.3(c) of the Company Disclosure Schedule, there are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to any Equity Interests in the Company or obligating any Company Stockholder or the Company to issue or sell any Equity Interests (including the Company Shares), or any other interest, in the Company. Other than the Organizational Documents, there are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Company Shares.

3.4.         No Subsidiaries. The Company does not own, or have any interest in any shares or have an ownership interest in any other Person.

3.5.         No Conflicts. The execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the Organizational Documents of the Company; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Company; (c) except as set forth on Section 3.5 of the Company Disclosure Schedule, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any

Company Material Contract; or (d) result in the creation or imposition of any Encumbrance other than Company Permitted Encumbrances on any properties or assets of the Company except, with respect to clauses (b), (c) and (d), for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not have a Company Material Adverse Effect.

3.6.         No Consents. No consent, waiver, approval, license, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Company in connection with the execution, delivery and performance of this Agreement and the consummation of the Transactions, except (i) the filing of the Certificate of Merger and the Reincorporation and Charter Amendment with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable laws of states in which the Company is qualified to do business; (ii) such filings and applications as are required by Nasdaq; (iii) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act; (iv) compliance with any applicable requirements of the HSR Act; and (v) such other Consents the failure of which to obtain would not, individually or in the aggregate, prevent or materially delay, impair or hinder the consummation of the Merger or the ability of the Company to perform its covenants and obligations pursuant to this Agreement.

3.7.         Financial Statements.

(a)            Section 3.7(a) of the Company Disclosure Schedule contains complete copies of the Company’s unaudited financial statements for the period from January 1, 2021 through December 31, 2021 (the “Financial Statements”).

(b)            The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject to normal and recurring year-end adjustments (the effect of which will not be materially adverse) and the absence of notes. The Financial Statements are based on the books and records of the Company, and fairly present in all material respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations of the Company for the periods indicated.

3.8.         Information Provided.

(a)            None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the registration statement on Form S-4 (or such other available form agreed to by the Company) to be filed with the SEC by Parent in connection with the Parent Stock Issuance (as amended or supplemented from time to time, and including the Proxy Statement/Consent/Prospectus contained therein, the “Registration Statement”) shall, at the time the Registration Statement is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

(b)            None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in any filing pursuant to Rule 165 and Rule

425 under the Securities Act or Rule 14a-12 under the Exchange Act (each a “Regulation M-A Filing”), shall, at the time any such Regulation M-A Filing is filed with the SEC, at any time it is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

(c)            None of the information supplied or to be supplied by or on behalf of the Company for inclusion in the proxy statement and prospectus of the Parent and the Consent Solicitation Statement of the Company to be filed with the SEC and sent to the Parent’s shareholders and the Company’s stockholders in connection with the Parent Stock Issuance, the Company Stockholder Approval and the other matters to be approved as required by this Agreement (including any amendments or supplements thereto, the “Proxy Statement/Consent /Prospectus”) shall, at the date it is first mailed to the Parent’s shareholders, at the time of the Parent Shareholders Meeting, at the time of the Written Consent is first delivered to the Company’s stockholders or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d)            None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in any SEC filing relating to the PIPE Investment or in any documents or other materials provided by the Company in connection therewith shall, at the time any such filing is made with the SEC or provided to potential investors or third parties in connection therewith, or at any time it is amended or supplemented or, if it is a registration statement, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.9.         Brokers. Except as set forth on Section 3.9 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Stockholder.

3.10.       Access to Information; Disclaimer. The Company acknowledges and agrees that it (a) has had an opportunity to discuss the business of Parent with the management of Parent, (b) has been afforded the opportunity to ask questions of and receive answers from officers of Parent and (c) has conducted its own independent investigation of Parent, its business and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of Parent or otherwise, other than the representations and warranties of Parent and Merger Sub expressly contained in Article V of this Agreement and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, the Company further acknowledges and agrees that none of Parent or any of its shareholders, directors, officers, employees, Affiliates, advisors, agents or other representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding Parent or its business and operations. The Company hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which the Company is familiar, that the Company is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and that the Company will have no claim, and hereby releases all claims, against Parent or any of its shareholders, directors, officers, employees, Affiliates, advisors, agents or other representatives with respect thereto.

3.11.       Ownership of Parent Common Stock. None of the Company or its Subsidiaries directly or indirectly owns, beneficially or otherwise, any of the outstanding Parent Common Stock. None of the Company or its Affiliates or associates is, or has in the last four (4) years been, an “interested shareholder” under Section 302A.011, Subd. 49, of the MBCA.

Article IV
ADDITIONAL REPRESENTATIONS AND WARRANTIES OF COMPANY

The Company represents and warrants to the Parent and the Merger Sub that the statements contained in this Article IV are true and correct, except as set forth herein or in the Company Disclosure Schedule (with specific reference to the section of this Agreement to which the information stated in such disclosure relates; provided that information contained in any section of the Company Disclosure Schedule shall be deemed to be disclosed with respect to any other section of this Agreement to the extent that it is readily apparent from the face of such disclosure that such information is applicable to such other section of this Agreement), with respect to any business operated by the Company before the Effective Time and solely to the extent, and for the period, the Company has operated such business.

4.1.         Absence of Certain Changes or Events. Since January 1, 2022, and other than as set forth on Section 4.1 of the Company Disclosure Schedule, there has not been, with respect to the Company, any (a) Company Material Adverse Effect; (b) amendment of the Organizational Documents of the Company; (c) split, combination, reclassification, redemption, purchase or acquisition of any Equity Interests in the Company; (d) issuance, sale or other disposition of, or creation of any Encumbrance on, any Equity Interests in the Company, or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any Equity Interests in the Company; or (e) action or omission outside of the ordinary course of business of the Company.

4.2.         Material Contracts.

(a)            Except as set forth in Section 4.2(a) of the Company Disclosure Schedule, the Company is not a party or subject to (i) any Contract that would be considered a material contract (as defined in Item 601(b)(10) of Regulation S-K) with respect to the Company (assuming the Company was subject to the requirements of the Exchange Act); (ii) any Contract under which the consequences of a default or termination would reasonably be likely to have a Company Material Adverse Effect; (iii) any Contract that limits or purports to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time; (iv) any Contract related to the acquisition or disposition of any business, a material amount of equity or assets of any other Person or any real property (whether by merger, sale of stock or other Equity Interests, sale of assets or otherwise); (v) any Contract related to any Indebtedness of the Company; or (vi) any other Contract that is material to the Company and not previously disclosed pursuant to this Section 4.2 (each, a “Company Material Contract”).

(b)            Each Company Material Contract is valid and binding on the Company in accordance with its terms and is in full force and effect. None of the Company or, to the Company’s Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or has provided or received any notice of any intention to terminate, any Company Material Contract (other than that the Company has cured or that would not constitute a Company Material Adverse Effect). No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Company Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder, except as would not have a Company Material Adverse Effect. Complete and correct copies of each Company Material Contract (including all modifications, amendments, and supplements thereto and waivers thereunder) have been made available to the Parent.

4.3.         Assets and Properties.

(a)            Except as set forth on Section 4.3 of the Company Disclosure Schedule, the Company has good and valid title to, or a valid leasehold interest in, all Real Property and personal property and other assets reflected in the Financial Statements or acquired after January 1, 2022, other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since January 1, 2022. All such properties and assets (including leasehold interests) are free and clear of Encumbrances except for the following (collectively referred to as “Company Permitted Encumbrances”): (i) liens for Taxes not yet delinquent or which are being contested in good faith through appropriate proceedings; or (ii) mechanics, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business consistent with past practice or amounts that are not delinquent and which are not, individually or in the aggregate, material to the business of the Company.

(b)            The Company does not own any real property. With respect to the Real Property, the Company has delivered or made available to Parent true, complete and correct copies of any leases or easements affecting the Real Property. The Company is not a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy, or enjoyment of any leased Real Property. The use and operation of the Real Property in the conduct of the Company’s business do not violate in any material respect any Law, covenant, condition, restriction, easement, license, permit or agreement applicable to the Real Property.

4.4.         Intellectual Property. Except as set forth in Section 4.4 of the Company Disclosure Schedule, the Company owns, or has the licenses or rights to use, all Intellectual Property used by the Company to conduct its business. Except as set forth in Section 4.4 of the Company Disclosure Schedule, the Company (a) has not and does not, to the Company’s

Knowledge, interfere with, infringe upon, dilute, misappropriate, or violate the Intellectual Property of any Person, (b) has not received any written charge, complaint, claim, demand, or notice alleging interference, infringement, dilution, misappropriation, or violation of the Intellectual Property of any Person, and (c) other than as may be expressly set forth in any Company Material Contract, has no enforceable agreement that is primarily for the purpose of indemnifying any Person for or against any interference, infringement, dilution, misappropriation, or violation with respect to any Intellectual Property.

4.5.         Indebtedness. Section 4.5 of the Company Disclosure Schedule sets forth a true, correct and complete list of all the Indebtedness outstanding as of the date hereof with respect to the Company, in an amount in excess of $25,000, individually, other than Indebtedness reflected in the Financial Statements of the Company.

4.6.         Legal Proceedings; Governmental Orders.

(a)            Except as set forth in Section 4.6(a) of the Company Disclosure Schedule, there are no Actions pending or, to the Company’s Knowledge, threatened (i) against or by the Company affecting any of its properties or assets (or by or against any Affiliate of the Company and relating to the Company); or (ii) against or by the Company or any Affiliate of the Company that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

(b)            There are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting the Company or any of its properties or assets.

4.7.         Compliance With Laws. The Company is currently and has been in compliance in all material respects with all Laws applicable to it or its business, properties or assets.

4.8.         Permits. Except as set forth on Section 4.8 of the Company Disclosure Schedule, all Permits required for the Company to conduct its business have been obtained by it and are valid and in full force and effect, except as would not have a Company Material Adverse Effect. All fees and charges with respect to such Permits as of the date hereof have been paid in full. Section 4.8 of the Company Disclosure Schedule lists all current Permits issued to the Company. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth in Section 4.8 of the Company Disclosure Schedule.

4.9.         Affiliate Interests. Neither the Company, nor any of its employees, directors, officers or equityholders, nor any of their respective Affiliates has any interest in any asset owned or used by the Company in the operation of its business. No director, officer or equityholder or, to the Knowledge of the Company, any employee of the Company, or any Affiliate of any of the foregoing is an Affiliate of or the owner (of record or beneficially) of any Equity Interests or any other financial or profit interest in, a Person that has (a) except as set forth in Section 4.9 of the Company Disclosure Schedule, had business dealings or a material financial interest in any transaction with the Company, or (b) engaged in competition with the Company, in either case other than: (x) ownership of less than two (2) percent of the outstanding capital stock of a Person that is listed on any national or regional securities exchange, and (y) for compensation for services actually performed as an employee or independent contractor of the Company.

4.10.       Taxes. Except as set forth on Section 4.10 of the Company Disclosure Schedule:

(a)            The Company has timely filed all material Tax Returns which are required to be filed by it, and all such Tax Returns are true, complete and correct in all material respects. All material Taxes due and owing by the Company (whether or not shown on any Tax Return) have been fully and timely paid.

(b)            No deficiency or proposed adjustment which has not been paid or resolved for any amount of income or other material Tax has been asserted or assessed by any Governmental Authority against the Company. The Company has not consented to extend the time in which any income or other material Tax may be assessed or collected by any Governmental Authority, which extension is still in effect. There are no ongoing or pending income or material Tax audits by any Governmental Authority against the Company. The Company is not a party to or bound by, or has any obligation under any income or material Tax allocation, sharing, indemnity or similar agreement or arrangement (other than any agreement not primarily concerning Taxes).

(c)            The Company is not a party to a transaction that is a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Law).

(d)            The Company is (and has since formation been treated as) a corporation for U.S. federal income Tax purposes. The Company has not taken or agreed to take action that would prevent the Merger from constituting a tax-free reorganization under Section 368(a)(1)(A) of the Code by reason of Section 368(a)(2)(E) of the Code.

4.11.       Books and Records. The minute books of the Company have been made available to Parent and have been maintained in all material respects in accordance with sound business practices. The minute books of the Company contain accurate and complete, in all material respects, records of all meetings, and actions taken by written consent of, the Company Stockholders, and no meeting, or action taken by written consent, of any such Company Stockholders has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Company.

4.12.       Undisclosed Liabilities. Except as set forth on Section 4.12 of the Company Disclosure Schedule, the Company has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured, or otherwise (“Liabilities”), in each case required to be included on any financial statements prepared in accordance with GAAP, except (a) those which are adequately reflected or reserved against in the Financial Statements, (b) those which have been incurred in the ordinary course of business since January 1, 2022; (c) liabilities for performance of obligations of the Company under Contracts binding upon the Company (other than resulting from any breach, termination or acceleration of such Contracts) either delivered or made available to Parent or Parent’s Representatives prior to the date hereof or entered into in the ordinary course of business following the date hereof; and (d) as of the date hereof, those which are not, individually or in the aggregate, in excess of $25,000.

Article V
REPRESENTATIONS AND WARRANTIES OF PARENT
AND MERGER SUB

The Parent and the Merger Sub jointly and severally represent and warrant to the Company that the statements contained in this Article V are true and correct, except as expressly set forth herein or in the disclosure schedule (with specific reference to the section of this Agreement to which the information stated in such disclosure relates; provided that information contained in any section of the disclosure schedule shall be deemed to be disclosed with respect to any other section of this Agreement to the extent that it is readily apparent from the face of such disclosure that such information is applicable to such other section of this Agreement) delivered by the Parent and the Merger Sub to the Company on the date of this Agreement (the “Parent Disclosure Schedule”).

5.1.         Organization, Power and Enforceability.

(a)            The Parent is a corporation duly organized, validly existing and in good standing under the Laws of the state of Minnesota. At the Effective Time and pursuant to the Reincorporation and Charter Amendment, Parent will be a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Parent has full corporate power and authority to enter into this Agreement, to carry out its obligations hereunder, to consummate the Transactions, and to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted. Section 5.1 of the Parent Disclosure Schedule sets forth each jurisdiction in which the Parent is licensed or qualified to do business, and the Parent is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary except where the failure to be so duly qualified or licensed and in good standing, individually or in the aggregate, would not have a Parent Material Adverse Effect. True and complete copies of the Organizational Documents of the Parent as of the date hereof have been provided to the Company. This Agreement has been duly executed and delivered by the Parent, and (assuming due authorization, execution, and delivery by the Company) this Agreement constitutes a legal, valid, and binding obligation of the Parent enforceable against the Parent in accordance with its terms except as such enforceability may be limited by the General Enforceability Exceptions.

(b)            The Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Merger Sub has full corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the Transactions. This Agreement has been duly executed and delivered by the Merger Sub, and (assuming due authorization, execution, and delivery by the Company) this Agreement constitutes a legal, valid, and binding obligation of the Merger Sub enforceable against the Merger Sub in accordance with its terms except as such enforceability may be limited by the General Enforceability Exceptions. True and complete copies of the Organizational Documents of the Merger Sub as of the date hereof have been provided to the Company. The Merger Sub was formed solely for the purpose of entering into the Transactions, and since the date of its incorporation, the Merger Sub has not carried on any business, conducted any operations or incurred any liabilities or obligations other than those incident to its formation and pursuant to this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

5.2.         Authority.

(a)            Each of the Parent and the Merger Sub has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to obtaining the Parent Shareholder Approval to consummate the Transactions. The execution and delivery of this Agreement by the Parent and the Merger Sub and the consummation by the Parent and the Merger Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Parent and the Merger Sub and no other corporate proceedings on the part of the Parent or the Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Transactions, including the Merger and the Parent Stock Issuance, subject only to: (1) the adoption of this Agreement by the Parent as the sole shareholder of the Merger Sub; and (2) obtaining the Parent Shareholder Approval. The Parent Shareholder Approval is the only vote of the holder of any class or series of the Parent’s Equity Interests necessary to adopt and approve this Agreement, approve the Merger, and consummate the Merger and the other Transactions pursuant to applicable Law or the Organizational Documents of the Parent. The Parent Shareholder Approval will have been validly and duly obtained if all of the holders of Parent Common Stock that have executed Parent Voting Agreements all vote in the manner required by such agreements.

(b)            The Parent Board, and any applicable committee thereof required pursuant to the provisions of the MBCA, by resolutions duly adopted by a unanimous vote at a meeting of all directors of the Parent or all members of any such committee duly called and held and not subsequently rescinded or modified in any way has (i) determined that this Agreement, the Transactions, and the Reincorporation and Charter Amendment, upon the terms and subject to the conditions set forth in this Agreement, are fair to, and in the best interests of, the Parent and the Parent’s shareholders, (ii) approved and declared advisable this Agreement and the Parent Voting Agreement, including the execution, delivery, and performance thereof, the consummation of the Transactions and the Reincorporation and Charter Amendment, (iii) directed that this Agreement, the Transactions, and Reincorporation and Charter Amendment be submitted to a vote of the Parent’s shareholders for adoption at the Parent Shareholders Meeting, and (iv) resolved to recommend that Parent’s shareholders vote in favor of approval of this Agreement, the Transactions, and the Reincorporation and Charter Amendment (collectively, the “Parent Board Recommendation”).

(c)            The Merger Sub Board by resolutions duly adopted by a unanimous vote at a meeting of all directors of Merger Sub duly called and held and not subsequently rescinded or modified in any way has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, Merger Sub and the Parent, as the sole stockholder of Merger Sub, (ii) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein, and (iii) resolved to recommend that the Parent, as the sole stockholder of Merger Sub, approve the adoption of this Agreement in accordance with the DGCL.

(d)           The Parent validly opted-out of Section 302A.671 by expressly providing in its articles of incorporation approved by its shareholders that such section does not apply to the Parent. In addition, on or prior to the date hereof, a committee consisting of only disinterested directors of the Parent Board, which complies with the requirements for such a committee set forth in Section 302A.673, Subd.1(d), of the MBCA, and acting in accordance with Section 302A.673 of the MBCA has duly and unanimously:

(i)             approved this Agreement, the Parent Voting Agreement, the Certificate of Merger, the Parent Stock Issuance and the Transactions, which approval, to the extent applicable and assuming the accuracy of the representations and warranties of the Company set forth in Section 3.11, constituted approval for the purposes of Sections 302A.673 of the MBCA; and

(ii)            recommended to the Parent Board that the Parent Board approve this Agreement, the Parent Stock Issuance and the Transactions.

(e)           As a result of the actions referred to in Section 5.2(d), this Agreement, the Parent Stock Issuance and the Transactions, including the Merger, the Parent Voting Agreement and the other Transactions, are not and will not be subject to the restrictions on “control share acquisitions” or “business combinations” with an “interested shareholder” under the provision of Sections 302A.671 and 302A.673, respectively, of the MBCA. No other state takeover statute or similar statute or regulation or similar charter provision applies to or purports to apply to the Merger or the other Transactions.

5.3.         Capital Structure.

(a)            As of the date of this Agreement, the authorized capital stock of the Parent consists of 10,000,000 shares of Parent Common Stock, par value $.10 per share. At the close of business on the date of this Agreement (such date and time, the “Measurement Date”), (i) 3,395,521 shares of Parent Common Stock were issued and outstanding; (ii) 607,500 shares of Parent Common Stock were reserved and available for issuance pursuant to the Parent Stock Plans, of which 332,500 shares were subject to outstanding options and 275,000 shares are eligible for grant under future award. As of the Measurement Date, no (A) shares of capital stock or other voting securities of; (B) other equity or voting interests in; (C) securities convertible into or exchangeable for, or options, warrants or other rights to acquire or receive any, capital stock, voting securities or other equity interests in; or (D) stock appreciation rights, “phantom” stock rights, or other rights that give the holder thereof any economic or voting interest of a nature accruing to the holders of capital stock in (clauses (A), (B), (C) and (D), collectively, “Equity Interests”) the Parent were issued, reserved for issuance or outstanding except as set forth in this Section 5.3(a) or otherwise contemplated for issuance pursuant to this Agreement. From and after the Measurement Date through the date of this Agreement, the Parent has not (i) issued any Equity Interests or (ii) incurred any obligation to make any payments based on the price or value of any Equity Interests or dividends (or other distributions) paid thereon or revenues, earnings or financial performance or any other attribute of the Parent, in each case other than pursuant to Parent’s equity-based awards, purchase rights and stock awards granted pursuant to the Parent Stock Plans, in each case that were outstanding as of the Measurement Date, and in accordance with their respective terms as in effect at such time.

(b)            All issued and outstanding Equity Interests in the Parent are, and at the time of issuance all Equity Interests in the Parent that may be issued prior to the Effective Time, including all shares that may be issued pursuant to the Parent Stock Plans and the Parent Stock Issuance, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the laws of the jurisdiction in which the Parent is organized, the Organizational Documents of the Parent or any Contract to which the Parent is a party or otherwise bound.

(c)            There are no outstanding bonds, debentures, notes or other Indebtedness of the Parent that may have at any time (whether actual or contingent) the right to vote, or that are convertible into or exchangeable for securities having the right to vote, on any matters on which holders of shares of the Parent may vote (“Voting Parent Debt”) or any securities that are convertible into or exchangeable for, or options, warrants or other rights to acquire or receive any, Voting Parent Debt.

(d)            Except for awards made under the Parent Stock Plans in accordance with their respective terms as in effect as of the date hereof, the Parent Stock Issuance, or the PIPE Investment, there are not any outstanding obligations of the Parent to issue, deliver or sell, or cause to be issued, delivered or sold, any Equity Interests in the Parent. There are not any outstanding obligations of the Parent to directly or indirectly redeem, repurchase or otherwise acquire any Equity Interests in the Parent, except for (i) acquisitions of shares of Parent Common Stock in connection with the surrender of shares of Parent Common Stock by holders of stock options under the Parent Stock Plans in order to pay the exercise price of such stock options; (ii) the withholding of shares of Parent Common Stock to satisfy Tax obligations with respect to stock options or stock-based awards made pursuant to a Parent Stock Plan; or (iii) the acquisition by the Parent of stock options or stock-based awards in connection with the forfeiture of such awards, in each case in accordance with their respective terms under the Parent Stock Plans. The Parent is not a party to any agreement with respect to the voting, transfer or registration of any capital stock or voting securities of, or other Equity Interests in, the Parent. Except as contemplated by this Agreement, the Parent is not a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Parent. No Subsidiary of the Parent owns any shares of capital stock of the Parent.

(e)            Section 5.3(e) of the Parent Disclosure Schedule sets forth the name of each holder of an outstanding Parent Stock Option granted under the Parent Stock Plans, identifying the nature of the award, the number of shares of Parent Common Stock subject to each Parent Stock Option, the grant, vesting and expiration dates and the exercise price relating to the Parent Stock Options held. Each Parent Stock Option (i) was granted in compliance with all applicable laws and all of the terms and conditions of the Parent Stock Plan pursuant to which it was issued, and (ii) has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Parent Common Stock on the date of such grant.

5.4.         No Conflicts. The execution, delivery and performance by the Parent and the Merger Sub of this Agreement, and the consummation of the Transactions, do not and will not (a) conflict with or result in a violation or breach of, or default under, any provision of the Organizational Documents of the Parent or the Merger Sub, subject to receipt of the Parent Shareholder Approval; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Parent or the Merger Sub; (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Parent Material Contract; or (d) result in the creation or imposition of any Encumbrance other than Parent Permitted Encumbrances on any properties or assets of the Parent or the Merger Sub, except, with respect to clauses (b), (c) and (d), for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not have a Parent Material Adverse Effect.

5.5.         Consents. Except as set forth on Section 5.5 of the Parent Disclosure Schedule and as otherwise set forth in and contemplated by this Agreement, no consent, waiver, approval, license, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Parent or the Merger Sub in connection with the execution, delivery and performance of this Agreement and the consummation of the Transactions, except (i) the filing of the Certificate of Merger and the Reincorporation and Charter Amendment with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable laws of states in which the Company is qualified to do business; (ii) such filings and applications as are required by Nasdaq; (iii) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act; (iv) compliance with any applicable requirements of the HSR Act; and (v) such other Consents the failure of which to obtain would not, individually or in the aggregate, prevent or materially delay, impair or hinder the consummation of the Merger or the ability of Parent and Merger Sub to perform their respective covenants and obligations pursuant to this Agreement.

5.6.         SEC Filings; Financial Statements; Information Provided.

(a)            The Parent has filed all registration statements, forms, reports, certifications and other documents required to be filed by the Parent with the SEC since January 1, 2018. All such registration statements, forms, reports and other documents, as amended prior to the date hereof, and those that the Parent may file after the date hereof until the Closing, are referred to herein as the “Parent SEC Reports.” All of the Parent SEC Reports (A) were or will be filed on a timely basis, (B) at the time filed (or if amended prior to the date hereof, when so amended), complied, or will comply when filed, as to form in all material respects with the requirements of the Securities Act and the Exchange Act applicable to such Parent SEC Reports and (C) did not or will not at the time they were filed (or if amended prior to the date hereof, when so amended) or are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Parent SEC Reports or necessary in order to make the statements in such Parent SEC Reports, in the light of the circumstances under which they were made, not misleading, in any material respect.

(b)            Each of the financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Parent SEC Reports at the time filed (or if amended prior to the date hereof, when so amended) (i) complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and at the dates involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q under the Exchange Act), and (iii) fairly presented or will fairly present in all material respects the financial position of Parent as of the dates indicated and the assets, liabilities, business, financial condition, results of its operations and cash flows for the periods indicated, consistent with the books and records of Parent, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments as permitted by GAAP and the applicable rules and regulations of the SEC (but only if the effect of such adjustments would not, individually or in the aggregate, be material). The balance sheet of Parent as of December 31, 2021 is referred to herein as the “Parent Balance Sheet.”

(c)            Boulay PLLP, Parent’s current auditors, is and has been at all times since its engagement by Parent (i) “independent” with respect to Parent within the meaning of Regulation S-X and (ii) in compliance with subsections (g) through (1) of Section 10A of the Exchange Act (to the extent applicable) and the related rules of the SEC and the Public Company Accounting Oversight Board.

(d)            None of the information supplied or to be supplied by or on behalf of the Parent or the Merger Sub for inclusion or incorporation by reference in the Registration Statement or any Regulation M-A Filing will, at the time the Registration Statement or any Regulation M-A Filing is filed with the SEC, and at any time it is amended or supplemented or at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by or on behalf of the Parent or the Merger Sub for inclusion or incorporation by reference in the Proxy Statement/Consent/Prospectus will, at the date it is first mailed to the Parent’s shareholders or at the time of the Parent Shareholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Consent/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act. None of the information supplied or to be supplied by or on behalf of the Parent or the Merger Sub for inclusion or incorporation by reference in any SEC filing relating to the PIPE Investment or in any documents or other materials provided by the Parent in connection therewith shall, at the time any such filing is made with the SEC or provided to potential investors or third parties in connection therewith, or at any time it is amended or supplemented or, if it is a registration statement, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(e)            The Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since January 1, 2018, the Parent’s principal executive officer and its principal financial officer have disclosed to the Parent’s auditors and the audit committee of the Parent Board all known (i) significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely and materially affect the Company’s ability to record, process, summarize and report financial information, (ii) material weaknesses in the design and operation of internal controls over financial reporting, and (iii) any fraud, whether or not material, that involves the management or other employees who have a significant role in the Parent’s internal controls over financial reporting. The Parent has materially complied with or substantially addressed any such deficiencies, material weaknesses or fraud.

(f)            The Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC was accompanied by any certifications required to be filed or submitted by Parent’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, any such certification complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the statements contained in such certifications were true and correct on the date such certifications were made. Neither Parent nor any of its executive officers has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(g)            The issued and outstanding shares of Parent Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “ELSE.” The Parent is in compliance in all material respects with the applicable listing and other rules and regulations of Nasdaq. The Parent has not received any notice of noncompliance or deficiencies with any applicable listing or other rules and regulations of Nasdaq, and no fact or circumstance exists that, to the Knowledge of the Parent, would reasonably be expected to result in such notice of noncompliance or deficiency as of the date hereof or within one year of the Closing Date (provided, if the sole noncompliance or deficiency is failure to comply with the $1.00 minimum bid price, then such noncompliance or deficiency shall be disregarded provided it can reasonably be cured by a reverse stock split within such one year period). There is no Action pending or, to the knowledge of Parent, threatened against

Parent by the Nasdaq or the SEC with respect to any intention by such entity to deregister the Parent Common Stock or terminate the listing of Parent on the Nasdaq Capital Market. None of Parent or any of its Affiliates has taken any action in an attempt to terminate the registration of the Parent Common Stock under the Exchange Act.

(h)            The Parent is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(i)             As of the date of this Agreement, the Parent has timely responded to all comment letters of the staff of the SEC relating to the Parent SEC Reports, and the SEC has not advised the Parent that any final responses are inadequate, insufficient or otherwise non-responsive. The Parent has made available to the Company true, correct and complete copies of all comment letters, written inquiries and enforcement correspondence between the SEC, on the one hand, and the Parent, on the other hand, occurring since January 1, 2017 and will, reasonably promptly following the receipt thereof, make available to the Company any such correspondence sent or received after the date hereof. To the Knowledge of the Parent, as of the date of this Agreement, none of the Parent SEC Reports is the subject of ongoing SEC review or outstanding SEC comment.

5.7.         Brokers. Except as set forth on Section 5.7 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent. The Parent has made available to the Company prior to the execution of this Agreement a true and complete copy of all agreements between the Parent and its financial advisors pursuant to which such advisors would be entitled to any payment relating to the Transactions.

5.8.         Absence of Certain Changes or Events. Except as set forth in the Parent SEC Reports, since the date of the Parent Balance Sheet, there has not been, with respect to the Parent, any (a) Parent Material Adverse Effect; (b) amendment of the Organizational Documents of the Parent (other than as required by this Agreement); (c) split, combination, reclassification, redemption, purchase or acquisition of any Equity Interests in the Parent (other than as required by this Agreement); (d) issuance, sale or other disposition of, or creation of any Encumbrance on, any Equity Interests in the Parent, or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any Equity Interests in the Parent; (e) any entry by Parent or any of its Affiliates into, any amendment of or modification to or agreement to amend or modify (or announcement of an intention to so amend or modify) or termination of any Parent Plan; (f) any other grant by Parent or any of its Affiliates of any awards or rights under any Parent Plan; or (g) action or omission outside of the ordinary course of business of the Parent consistent with past practice except as set forth in or contemplated by this Agreement or otherwise disclosed on the Parent Disclosure Schedules.

5.9.         Material Contracts.

(a)            Except as set forth in Section 5.9(a) of the Parent Disclosure Schedule or as filed or furnished, as applicable, by the Parent with the SEC since January 1, 2018, the Parent is not a party or subject to (i) any Contract that would be considered a material contract (as defined in Item 601(b)(10) of Regulation S-K) with respect to the Company (assuming the Company was subject to the requirements of the Exchange Act); (ii) any Contract under which the consequences of a default or termination would reasonably be likely to have a Parent Material Adverse Effect; (iii) any Contract that limits or purports to limit the ability of the Parent to compete in any line of business or with any Person or in any geographic area or during any period of time; (iv) any Contract related to the acquisition or disposition of any business, a material amount of equity or assets of any other Person or any real property (whether by merger, sale of stock or other Equity Interests, sale of assets or otherwise); (v) any Contract related to any Indebtedness of the Parent; or (vi) any other Contract that is material to the Company and not previously disclosed pursuant to this Section 5.9 (each, a “Parent Material Contract”).

(b)            Each Parent Material Contract is valid and binding on the Parent in accordance with its terms and is in full force and effect. The Parent is not in breach of or default under (or is alleged to be in breach of or default under) in any material respect, and as of the date hereof, the Parent has not provided or received any notice of any intention to terminate, any Parent Material Contract (other than that the Parent has cured or that would not constitute a Parent Material Adverse Effect). No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Parent Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder, except as would not have a Parent Material Adverse Effect. Complete and correct copies of each Parent Material Contract (including all modifications, amendments, and supplements thereto and waivers thereunder) have been made available to the Company; provided that Parent Material Contracts filed as part of the Parent SEC Reports shall be deemed provided to the Company for purposes of this sentence.

5.10.       Taxes.

(a)            The Parent has timely filed all income Tax Returns and all other material Tax Returns that are required to be filed by it, and all such Tax Returns are true, complete and correct in all material respects. All Taxes due and owing by the Parent (whether or not shown on any Tax Return) have been fully and timely paid. All Taxes that the Parent is obligated to withhold from amounts owing to any employee, creditor or third party have been fully paid or properly withheld and, if required, timely paid to the applicable Governmental Authority.

(b)            No deficiency or proposed adjustment which has not been paid or resolved for any amount of income or other material Tax has been asserted or assessed by any Governmental Authority against the Parent. The Parent has not consented to extend the time in which any income or other material Tax may be assessed or collected by any Governmental Authority, which extension is still in effect. There are no ongoing or pending income or other material Tax audits by any Governmental Authority against the Parent. The Parent is not a party to or bound by, or has any obligation under, any income or other material Tax allocation, sharing, indemnity or similar agreement or arrangement (other than any agreement entered into in the ordinary course of business and not primarily concerning Taxes).

(c)            The Parent has not been a member of a group filing a consolidated, combined, unitary or affiliated Tax Return (other the group in which the Parent is the common parent). No claim has been made in writing by a Governmental Authority in a jurisdiction where

Parent files Tax Returns or pay Taxes that the Parent is required to file Tax Returns in or is subject to taxation by such jurisdiction.

(d)            The unpaid Taxes of the Parent (A) did not, as of the date of the most recent financial statements, exceed the reserve for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the financial statements and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Parent in filing its Tax Returns. There are no Encumbrances for Taxes upon any property or asset of the Parent (other than statutory liens for Taxes not yet due and payable).

(e)            The Parent will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of (A) any installment sale or open transaction disposition made on or prior to the Closing Date, (B) any change in or use of an improper accounting method for a taxable period (or portion thereof) ending on or prior to the Closing Date, (C) any agreement with any Governmental Authority entered into prior to Closing, (D) any prepaid amount received or deferred revenue accrued on or prior to the Closing, (E) any intercompany transaction entered into prior to Closing or excess loss account as in existence immediately prior to Closing described in Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law), (F) any election under Section 108(i) of the Code made prior to the Closing, or (G) the application of Section 965 of the Code. Parent has not made an election pursuant to Section 965(h) of the Code.

(f)            Parent is not a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement which is or is properly treated as a partnership for U.S. federal income Tax purposes. Parent (A) is not and has never been a party to a transaction that is a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law), or (B) has participated in or plans to participate in any Tax amnesty program. Neither the Parent nor the Merger Sub has distributed the stock of another Person or had its stock distributed in a transaction purported or intended to be governed by Sections 355 or 361 of the Code (or any similar provision of state, local or non-U.S. Law).

(g)            Parent is (and has since formation been treated as) a corporation for U.S. federal income Tax purposes. The Parent has not taken or agreed to take action that would prevent the Merger from constituting a tax-free reorganization under Section 368(a)(1)(A) of the Code by reason of Section 368(a)(2)(E) of the Code.

(h)            Parent has properly collected and remitted any required material sales, use, value added and similar Taxes with respect to sales made or services provided to its customers and has properly received and retained any appropriate Tax exemption certificates or other documentation for all such sales made or services provided without charging or remitting sales, use, value added or similar Taxes that qualify as exempt from sales or similar Taxes.

(i)             There is no contract, agreement, plan or arrangement to which Parent is bound to provide a gross-up or otherwise reimburse any current or former employee, director,

service provider or other person for excise taxes paid pursuant to Section 409A of the Code or Section 4999 of the Code. Parent is a not a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or non-U.S. income Tax Law).

(j)             The Parent has (i) not deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (ii) not received or claimed any Tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act or Section 2301 of the CARES Act, (iii) not deferred any payroll tax obligations (including those imposed by Section 3101(a) and 3201 of the Code) (for example, by failure to timely withhold, deposit or remit such amounts in accordance with the applicable provisions of the Code and the Treasury Regulations promulgated thereunder) pursuant to or in connection with the Payroll Tax Executive Order, and (iv) not sought and does not intend to seek (nor have any of their Affiliates sought or intends to seek) a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

5.11.       Assets and Properties.

(a)            The Parent has good and valid title to, or a valid leasehold interest in, all Real Property and personal property and other assets reflected in the Parent Balance Sheet or acquired on or after January 1, 2021, other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since January 1, 2021. All such properties and assets (including leasehold interests) are free and clear of Encumbrances except for the following (collectively referred to as “Parent Permitted Encumbrances”): (i) liens for Taxes not yet due and payable or which are being contested in good faith through appropriate proceedings; or (ii) mechanics, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business consistent with past practice or amounts that are not delinquent and which are not, individually or in the aggregate, material to the business of the Parent.

(b)            (i) The Parent has good and marketable title to any real property owned by the Parent (the “Parent Owned Real Property”), free and clear of any Liens except Permitted Liens; (ii) no Person holds any outstanding options or rights of first refusal to purchase the Parent Owned Real Property, or any portion of the Parent Owned Real Property or any interest therein; and (iii) there is no condemnation or other proceeding in eminent domain, pending (or, to the Knowledge of the Parent, threatened) or affecting any portion of the Parent Owned Real Property. Section 5.11 of the Parent Disclosure Schedule sets forth the correct street address of each parcel of Parent Owned Real Property and such other information as is reasonably necessary to identify each parcel of Parent Owned Real Property.

5.12.       Intellectual Property. The Parent owns, or has the licenses or rights to use, all Intellectual Property used by the Parent to conduct its business. Except as set forth on Schedule 5.12, the Parent (a) has not and does not, to the Parent’s Knowledge, interfere with, infringe upon, dilute, misappropriate, or violate the Intellectual Property of any Person, (b) has not received any written charge, complaint, claim, demand, or notice alleging interference, infringement, dilution, misappropriation, or violation of the Intellectual Property of any Person, and (c) other than as may be expressly set forth in any Parent Material Contract, has no enforceable agreement that is primarily for the purpose of indemnifying any Person for or against any interference, infringement, dilution, misappropriation, or violation with respect to any Intellectual Property.

5.13.       Legal Proceedings. Except as set forth in Section 5.13 of the Parent Disclosure Schedule, there are no Actions pending or, to the Parent’s Knowledge, threatened (i) against or by the Parent affecting any of its properties or assets (or by or against any Affiliate of the Parent and relating to the Parent); or (ii) against or by the Parent or any Affiliate of the Parent that challenges or seeks to prevent, enjoin or otherwise delay the Transactions There are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting the Parent or any of its properties or assets.

5.14.       Indebtedness. Section 5.14 of the Parent Disclosure Schedule sets forth a true, correct and complete list of all the Indebtedness outstanding with respect to the Parent in an amount in excess of $25,000, individually, other than Indebtedness reflected in the Parent Balance Sheet.

5.15.       Compliance With Laws. The Parent since January 1, 2018, has been, in compliance in all material respects with all Laws applicable to the Parent or by which it or its business or properties is bound. Since January 1, 2018, no Governmental Authority has issued any written notice or written notification stating that the Parent is not in compliance with any Law, except where any such non-compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.16.       Merger Sub. Merger Sub: (a) has engaged in no business activities other than those related to the transactions contemplated by this Agreement; and (b) is a direct, wholly-owned Subsidiary of Parent.

5.17.       Fairness Opinion. The Parent Board has received from Lake Street Capital Advisors, LLC a written opinion to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the consideration to be received by the holders of Parent Common Stock pursuant to the Merger is fair, from a financial point of view, to such holders. A copy of such opinion will be made available to the Company as soon as practicable following the date hereof for informational purposes only.

5.18.       Employee Benefit Matters.

(a)            Section 5.18(a) of the Parent Disclosure Schedule contains an accurate and complete list of each “employee benefit plan” (as defined in Section 3(3) of ERISA) and each retirement, pension, welfare, bonus, incentive, commission, stock option or other equity or equity-based, deferred compensation, employment severance, retention, change of control, paid time off, fringe or other benefit or compensation plan, program, policy, agreement, arrangement or contract (including employment, consulting and collective bargaining agreements providing such benefits) that is maintained, sponsored, contributed or required to be contributed to by the Parent or with respect to which the Parent has or could have any Liability (collectively, the “Parent Plans” and each, a “Parent Plan”). Section 5.18(a) of the Parent Disclosure Schedule

also contains an accurate and complete schedule of all Transaction Bonus Amounts, including the amounts due and the payees thereof, and any material conditions thereto.

(b)            Each Parent Plan has in the past six (6) years been maintained, funded and administered, in all material respects, in compliance with its terms and with the applicable requirements of ERISA, the Code and other applicable Law. With respect to each Parent Plan, all contributions (including all employer contributions and employee salary reduction contributions), distributions, reimbursements and premium payments that are due have been timely made and all contributions, distributions, reimbursements and premium payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued. With respect to each Parent Plan and to the extent applicable, the Parent has delivered to the Company true, correct and complete copies of the current plan documents and summary plan descriptions, the most recent determination letter received from the Internal Revenue Service, the most recent financial statements and actuarial or other valuation reports prepared with respect thereto, the two most recent IRS Form 5500 annual reports (with applicable attachments) as filed, all current related trust agreements, insurance contracts, and other funding arrangements, and any non-routine correspondence with any Governmental Authority with respect to any Parent Plan within the past six (6) years. No Parent Plan is, and neither the Parent nor any ERISA Affiliate maintains, sponsors, contributes to, has any obligation to contribute to, or has or could have any Liability under or with respect to any plan that is or was: (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA); (ii) subject to Section 412 of the Code or Title IV of ERISA; (iii) a “multiemployer plan” (as defined in Section 3(37) of ERISA); or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. Parent has no Liability by reason of at any time being treated as a single employer under Section 414 of the Code with any other Person. No Parent Plan provides for, and the Parent and its Subsidiaries do not have any Liability with respect to the provision of post-retirement or post-termination medical, health, or life insurance or other welfare-type benefits for any Person (other than in accordance with Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or comparable state Law (“COBRA”) or benefits through the end of the month of termination of employment. No Action with respect to any Parent Plan (other than routine claims for benefits) is pending or threatened, and to the Knowledge of the Parent, there is no fact or circumstance that could give rise to any such Action. There have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA, and, to the Knowledge of the Parent, no breaches of fiduciary duty (as determined under ERISA), in each case, with respect to any Parent Plan.

(c)            The Parent has complied and complies with the requirements of COBRA. The Parent has not incurred, nor is reasonably expected to incur or to be subject to, any Tax, penalty or other Liability that may be imposed under Sections 4980D or 4980H of the Code.

(d)            Except as set forth in Section 5.18(d) of the Parent Disclosure Schedule, the Transactions alone, or in a combination with a termination of any current or former directors, officers, employees or other service providers of the Parent, or any other event, will not (i) entitle any current or former director, officer employee or service provider of the Parent to severance pay, bonus or any other compensation, benefit or payment; (ii) accelerate the time of payment or vesting (except in connection with Parent Stock Options as set forth in and contemplated by this Agreement), or trigger any payment or funding, of any compensation or benefits for any current or former director, officer, employee or service provider of the Parent or trigger any other obligation under any Parent Plan; (iii) result in any breach or violation of or default under or limit any right to amend, modify or terminate any Parent Plan; or (iv) result in the payment of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(e)            No current or former director, officer, employee or service provider of the Parent is entitled to receive any gross-up or additional payment in connection with the Tax required by Section 409A or Section 4999 of the Code. No material adverse Tax penalties, additional taxes, excise taxes or any acceleration of taxes as a result of Sections 409A or 457A of the Code would be reasonably expected to occur for any Person (or to result in any claim against the Parent) with respect to any Parent Plans that are “nonqualified deferred compensation plans” within the meaning of either such Code Section (or that would be such “nonqualified deferred compensation plans” but for an exemption thereunder).

(f)            No Parent Plan is governed by the laws of any jurisdiction other than the United States or provides compensation or benefits to any employee or former employee of the Parent (or any dependent thereof) who resides outside of the United States.

(g)            The Parent and its Affiliates are not party to any collective bargaining agreements with respect to their employees with any labor organization, group or association, nor has voluntarily recognized, is negotiating a collective bargaining agreement with or has agreed to negotiate a collective bargaining agreement with any labor organization, group or association with respect to such employees. There are no efforts by organized labor or its representatives pending or, to the Parent’s Knowledge, threatened against the Parent or its Affiliates to unionize any of their employees. Since January 1, 2018, there have been and there are no (i) strikes, work stoppages, material work slowdowns or lockouts in effect or pending or, to the Parent’s Knowledge, threatened against or involving the Parent or any of its Affiliates or (ii) material unfair labor practice charges pending before the National Labor Relations Board, grievances, complaints, claims or judicial or administrative proceedings (including any in which a former employee seeks or might be awarded reinstatement to employment), in each case, which are material and are pending or, to the Parent’s Knowledge, threatened by or on behalf of any director, officer, employee or other service provider of the Parent.

(h)            The Parent is in compliance in all material respects with all applicable Laws with respect to labor relations, employment and employment practices, occupational safety and health standards, terms and conditions of employment, payment of wages, classification of employees, immigration, visa, work status, human rights, pay equity and workers’ compensation, and is not engaged in any unfair labor practices. There is no unfair labor practice charge or complaint against Parent pending or, to the Knowledge of Parent, threatened before the National Labor Relations Board or any comparable Governmental Authority. The Parent has no liability or obligations, including under or on account of a Parent Plan, arising out of the hiring of Persons to provide services to the Company and treating such Persons as consultants or independent contractors and not as employees of the Parent. Except for the Persons listed in Section 5.18(h) of the Parent Disclosure Schedule, there are no independent contractors of the Parent, and all Persons so listed qualify as independent contractors under applicable Law. Except for the Persons listed in Section 5.18(h) of the Parent Disclosure Schedule, there are no “leased employees” (as such term is defined in Section 414(n) of the Code) of the Parent.

(i)             Except as set forth on the Parent Disclosure Schedule, no Parent Plan is intended to be qualified under Section 401(a) of the Code. Every such Parent Plan set forth on the Parent Disclosure Schedule and identified thereon as being intended to be qualified under Section 401(a) of the Code is so qualified under the Code, notwithstanding the lack of any determination, opinion or advisory letter as to its qualified status thereunder.

(j)             With respect to the ESOP and without limiting the other provisions of this Section 5.18(i): (i) all “employer securities” (as defined in Section 407(d)(1) of ERISA) at any time held by the ESOP have at all times been “employer securities” as defined in Section 409(l) of the Code and “qualifying employer securities” as defined in Section 4975(e)(8) of the Code and Section 407(d)(5) of ERISA; (ii) the terms, provisions, use of the proceeds and repayment of any loan to the ESOP (an “ESOP Loan”) satisfied in all respects the applicable requirements for an “exempt loan” within the meaning of Section 4975(d) of the Code and the regulations thereunder or Prohibited Transaction Exemption 80-26; (iii) no event of default has occurred or presently exists with respect to any ESOP Loan; (iv) all such loans have been fully satisfied and there are no outstanding amounts due by the ESOP with respect to any ESOP Loan; (v) the ESOP has at all times been maintained in form and in operation in compliance in all material respects with Section 401(a) of the Code; and (vi) any transaction to which the ESOP was at any time a party involving the purchase, sale or exchange of any employer security complied in all material respects with the applicable requirements of ERISA and the Code.

5.19.       Permits. All material Permits required for the Parent to conduct its business have been obtained by it and are valid and in full force and effect, except as would not have a Parent Material Adverse Effect. All fees and charges with respect to such Permits as of the date hereof have been paid in full. Section 5.19 of the Parent Disclosure Schedule lists all current material Permits issued to the Parent. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth in Section 5.19 of the Parent Disclosure Schedule.

5.20.       Environmental Matters. (a) The Parent is and, since January 1, 2019, has been in compliance in all material respects with all Environmental, Health and Safety Laws, which compliance includes obtaining, maintaining and complying with all Permits required or issued under Environmental, Health and Safety Laws to conduct its business and own or operate its assets; (b) the Parent has not received any notice, report, order, or other information, or been party to any Action, alleging that they are in material violation of, or have any material Liability under, any Environmental, Health and Safety Law; (c) the Parent has not generated, transported, treated, stored, disposed of, manufactured, distributed, used, handled, arranged for or permitted the disposal of, released, or exposed any Person to, any Hazardous Material, or owned or operated any property or facility which is or has been contaminated by any Hazardous Material, in each case so as to give rise to any material Liabilities under any Environmental, Health and Safety Laws; (d) the Parent has not assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any material Liability of any other Person relating to Environmental, Health and Safety Laws or Hazardous Materials; (e) neither this Agreement nor the consummation of the Transactions will give rise to any obligations for site investigation or cleanup, or notification to or consent of government agencies or third parties, pursuant to any of the so-called “transaction-triggered” or “responsible property transfer” Environmental, Health and Safety Laws; and (f) the Parent has provided to the Company all material environmental documents in the possession or control of the Parent relating to the Parent and the conduct of its business.

5.21.       Insurance. Except for insurance policies related to the Parent Plans, Section 5.21 of the Parent Disclosure Schedule lists and briefly describes each insurance policy maintained by the Parent or to which the Parent is a party, an insured, or a beneficiary, or under which the Parent, or any director, officer, or manager of the Parent, in his or her capacity as such, is or has been covered at any time within the twelve months preceding this Agreement (the “Parent Insurance Policies”). Since January 1, 2021, (a) the Parent has had no claim which could be expected to cause a material increase in the rates of insurance for the Parent Insurance Policies and (b) the Parent has not received notice that any insurer under any Parent Insurance Policy is denying liability with respect to a claim thereunder or defending under a reservation of rights clause. The Parent has made available to the Company copies of all Parent Insurance Policies.

5.22.       Affiliate Interests. Neither the Parent, nor any of its employees, directors, or officers, nor any of their respective Affiliates has any interest in any asset owned or used by the Parent in the operation of its business except as set forth Section 5.22 of the Parent Disclosure Schedule. Except as set forth on Section 5.22 of the Parent Disclosure Schedule, no director or officer or, to the Knowledge of the Parent, any employee of the Parent, or any Affiliate of any of the foregoing is an Affiliate of or the owner (of record or beneficially) of any Equity Interests or any other financial or profit interest in, a Person that has (a) had business dealings or a material financial interest in any transaction with the Parent, or (b) engaged in competition with the Parent, in either case other than: (x) ownership of less than two (2) percent of the outstanding capital stock of a Person that is listed on any national or regional securities exchange, and (y) for compensation for services actually performed as an employee or independent contractor of the Parent.

5.23.       Access to Information; Disclaimer. The Parent acknowledges and agrees that it (a) has had an opportunity to discuss the business of Company and its Subsidiaries with the management of Company, (b) has been afforded the opportunity to ask questions of and receive answers from officers of Company and (c) has conducted its own independent investigation of Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of Company or any of its Subsidiaries or otherwise, other than the representations and warranties of Company expressly contained in Article III and Article IV of this Agreement and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, the Parent further acknowledges and agrees that none of Company or any of its shareholders, directors, officers, employees, Affiliates, advisors, agents or other representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding Company, its Subsidiaries or their respective businesses and operations. The Parent hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which the Parent is familiar, that the Parent is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and that the Parent will have no claim, and hereby releases all claims, against the Company or any of its current or former shareholders, directors, officers, employees, Affiliates, advisors, agents or other representatives with respect thereto.

Article VI
CONDUCT OF BUSINESS

6.1.         Pre-Closing Covenants of Company. Except (x) in connection with (i) the PIPE Investment, (ii)  sales or issuances by the Company of up to $10.0 million of equity capital, (iii) the incurrence of up to $10.0 million of indebtedness with CELLCO PARTNERSHIP (d/b/a Verizon Wireless) or (iv) purchases or contracts to purchase other companies or assets in the telecommunications, MVNO or mobile phone or network business, (y) as otherwise provided in this Agreement or consented to in writing by the Parent (such consent not to be unreasonably withheld, conditioned or delayed) and (z) as set forth in Section 6.1 of the Company Disclosure Schedule, from the date hereof until the Closing, the Company shall:

(a)            comply in all material respects with all applicable Laws;

(b)            not take, or agree to commit to take, any action that would or is reasonably likely to result in any of the conditions to the Merger not being satisfied, or that would impair the ability of any of the Parties to consummate the Merger in accordance with the terms hereof or delay such consummation; and

(c)            not take or permit any action that would cause any of the changes, events, or conditions described in Section 4.1 to occur.

6.2.         Pre-Closing Covenants of Parent. Except (x) in connection with the PIPE Investment and the Reincorporation and Charter Amendment, (y) as otherwise provided in this Agreement or consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed) and (z) as set forth in Section 6.2 of the Parent Disclosure Schedule, from the date hereof until the Closing, the Parent (i) shall conduct the business of the Parent only in the ordinary course of business consistent with past practice, and (ii) shall:

(a)            not (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its Parent Common Stock or any other Equity Interests to any shareholder of the Parent, (ii) split, combine or reclassify any of its Parent Common Stock or any other Equity Interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its Parent Common Stock or any other Equity Interests, except for issuances of capital stock or other Equity Interests upon the exercise of options outstanding as of the date hereof in accordance with their present terms, (iii) except as expressly contemplated by this Agreement, purchase, redeem or otherwise acquire any shares of Parent Common Stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, or (iv) make any other actual, constructive or deemed distribution in respect of any shares of Parent Common Stock or other Equity Interests or otherwise make any payments to shareholders of the Parent in their capacity as such;

(b)            not issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any Parent Common Stock, any other voting securities or other Equity Interests or any securities convertible into, or any rights, warrants or options to acquire, any such Parent Common Stock, voting securities or other Equity Interests or convertible securities;

(c)            not amend its Organizational Documents;

(d)            not acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of any business or any Person;

(e)            not incur any Indebtedness for borrowed money, enter any capital leases, or issue any debt securities, make any loans, advances (other than routine travel and business expense advances) or capital contributions to, or investments in, any Person;

(f)            not assume, guarantee or endorse the Indebtedness of any other Person, or take any action that would reasonably be expected to cause the Parent to incur any liability to, or assume any liability of the ESOP or its participants;

(g)            preserve and maintain all of its Permits;

(h)            pay its debts, Taxes and other obligations when due;

(i)             maintain the properties and assets owned, operated or used by the Parent in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;

(j)             continue in full force and effect without modification all insurance policies;

(k)            perform all of its material obligations under all Parent Material Contracts relating to or affecting its properties, assets or business;

(l)             maintain its books and records in accordance with past practice;

(m)           comply with all applicable Laws;

(n)            not make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, and not make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(o)            except as required to comply with applicable Law or any Parent Plan as in effect on the date of this Agreement or as expressly required pursuant to this Agreement and except as set forth on the Parent Disclosure Schedule, not (i) grant any loan or any increase in the compensation or benefits of, or pay any bonus to, any director, officer, employee or service provider of the Parent other than such increases that may be made in the ordinary course of business consistent with past practice; (ii) pay any compensation or benefit not provided for under any Parent Plan, other than the payment of cash compensation in the ordinary course of business consistent with past practice; (iii) grant any increase in severance, change of control, retention, termination or similar compensation or benefits to any director, officer, employee or service provider of the Parent, except for Parent Transaction Bonuses; (iv) adopt, establish, enter into, amend or modify, or agree to establish, amend or modify (or announce an intention to establish, amend or modify), or terminate any Parent Plan, or collective bargaining agreement or other labor union contract; (v) grant any awards under any Parent Plan (including the grant of stock options, restricted stock units, stock appreciation rights, performance units, restricted stock or other stock based or stock related awards), or remove existing restrictions in any Parent Plan or awards made thereunder, or add new rights thereto (including the right to net withholding of applicable Taxes); (vi) enter into any trust, annuity or insurance Contract or similar agreement or take any other action to fund or otherwise secure the payment of any compensation or benefit; or (vii) take any action to accelerate the time of vesting or payment of any compensation or benefit;

(p)            not take, or agree to commit to take, any action that would or is reasonably likely to result in any of the conditions to the Merger not being satisfied, or that would impair the ability of any of the Parties to consummate the Merger in accordance with the terms hereof or delay such consummation, or that would reasonably be expected to be inconsistent with the tax treatment contemplated by Section 7.14(a); and

(q)            not take or permit any action that would cause any of the changes, events, or conditions described in Section 5.8 to occur.

6.3.         Confidentiality. The Parties acknowledge that the Parent and the Company have previously executed a confidentiality agreement, effective as of June 18, 2021 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified by this Agreement.

6.4.         No Control. Nothing contained in this Agreement shall give the Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time. Prior to the Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and, if applicable, its Subsidiaries’ respective operations.

Article VII
ADDITIONAL COVENANTS

7.1.         No Solicitation.

(a)            No Solicitation or Negotiation. Except as set forth in this Section 7.1, from the date hereof until the Effective Time, the Parent shall not, the Parent shall cause its directors, officers, members, employees, agents, attorneys, consultants, contractors, accountants, financial advisors and other authorized representatives (“Representatives”) not to, directly or indirectly:

(i)             solicit, seek or initiate or knowingly take any action to facilitate or encourage any offers, inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal, or engage, participate in, or knowingly facilitate, any discussions or negotiations regarding, or furnish any nonpublic information to any person in connection with any inquiries, proposals or offers that constitute or could reasonably be expected to lead to, an Acquisition Proposal or the making thereof to the Parent or its shareholders;

(ii)            solicit, initiate, encourage, enter into, continue or otherwise participate or engage in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any person any non-public information or afford any person other than the Parent or the Company, as applicable, access to such party’s property, books or records (except pursuant to a request by a Governmental Authority) in connection with any offers, inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal or the making thereof to the Parent or its shareholders;

(iii)           take any action to render any provision of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar and applicable anti-takeover statute or any restrictive provision of any applicable anti-takeover provision in the Parent’s organizational documents, in each case inapplicable to any person (other than Company or any of their affiliates) or any Acquisition Proposal (and to the extent permitted thereunder, the Parent shall promptly take all steps necessary to terminate any waiver that may have been heretofore granted to any such person or Acquisition Proposal under any such provisions); or

(iv)           resolve or publicly propose to do any of the foregoing described in clauses (i) through (iii).

Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, subject to compliance with Section  7.1(c), prior to receipt of the Parent Shareholder Approval, the Parent may (A) furnish non-public information with respect to the Parent to any Qualified Person (and the Representatives of such Qualified Person), or (B) engage in discussions or negotiations (including solicitation of revised Acquisition Proposals) with any Qualified Person (and the Representatives of such Qualified Person) regarding any such bona fide, written Acquisition Proposal that the Parent Board has concluded in good faith, after consultation with outside legal counsel and its financial advisors, constitutes or would reasonably be expected to lead to a Superior Proposal from the Person or group submitting such bona fide, written Acquisition Proposal; but only if and to the extent that in connection with the foregoing clauses (A) and (B), (w) the Parent receives from the Qualified Person an executed confidentiality agreement on terms not less favorable to the Parent than the Confidentiality Agreement and containing additional provisions that expressly permit such party to comply with the terms of this Section  7.1 (a copy of which shall be provided to the Company within 24 hours), (x) the Parent has not otherwise breached this Section  7.1 with respect to such Acquisition Proposal or the person making such Acquisition Proposal, (y) prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, the Parent gives Company written notice of the identity of such Person and of the Parent’s intention to furnish nonpublic information to, or enter into discussions with, such Person, and (z) the Parent Board has determined that taking such actions would be required to prevent a breach of its fiduciary duties under applicable Law. The Parent shall notify the Company prior to furnishing any information or entering into any discussions or negotiations as provided in this Section  7.1(a). It is understood and agreed that any violation of the restrictions in this Section  7.1 (or action that, if taken by the Company or the Parent, as applicable, would constitute such a violation) by any Representatives of the Company or the Parent shall be deemed to be a breach of this Section  7.1 by the Company or the Parent.

(b)           No Change in Recommendation or Alternative Acquisition Agreement.

(i)            Prior to the Effective Time, the Parent Board shall not, except as set forth in this Section  7.1, (A) withhold, withdraw, materially qualify or modify, or publicly propose to withhold, withdraw, materially qualify or modify, the approval or recommendation by the Parent Board or committee thereof with respect to the Merger or the Parent Stock Issuance pursuant to this Agreement, (B) fail to include the Parent Board Recommendation in the Proxy Statement/Consent/Prospectus; (C) adopt, endorse, approve or recommend, or propose publicly to adopt, endorse, approve or recommend, or submit to the vote of any securityholders of Parent, any Acquisition Proposal, or approve any transaction under, or any transaction resulting in any third party becoming an “interested stockholder” under, Section 302A.673 of the MBCA, or authorize, resolve or agree to take any such action; (D) fail to recommend against acceptance of any Acquisition Proposal that is a tender offer or exchange offer, and to expressly reaffirm the Parent Board Recommendation, within five (5) Business Days after commencement (or if the Parent Shareholder Meeting is to occur prior to the fifth Business Day, such period ending on the later of (x) the Business Day prior to the Parent Shareholder Meeting and (y) the second Business Day after such request); or (E) following the public announcement of an Acquisition Proposal (or the public announcement of an intention to make an Acquisition Proposal) other than the commencement of a tender or exchange offer contemplated by clause (D), fail to issue a press release expressly reaffirming the Parent Board Recommendation within five (5) Business Days after the Company requests a reaffirmation thereof (or if the Parent Shareholder Meeting is to occur prior to the fifth Business Day, such period ending on the later of (x) the Business Day prior to the Parent Shareholder Meeting and (y) the second Business Day after such request) (any of the foregoing in clauses (A) –(E), a “Parent Board Recommendation Change”);

(ii)           Prior to receipt of the Parent Shareholder Vote the Parent shall not enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement or similar agreement (an “Alternative Acquisition Agreement”) providing for the consummation of a transaction contemplated by any Acquisition Proposal (other than a confidentiality agreement referred to in Section  7.1(a) entered into in the circumstances referred to in Section  7.1(a); and

(iii)          The Parent Board, and each committee thereof, shall not, except as set forth in this Section  7.1, adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal or Alternative Acquisition Agreement.

Notwithstanding the foregoing or anything to the contrary set forth in this Agreement (including the provisions of this Section  7.1), if at any time after the date of this Agreement and prior to receipt of the Parent Shareholder Vote, Parent receives an unsolicited, bona fide, written Acquisition Proposal that the Parent Board has determined in good faith, after consultation with outside legal counsel and its financial advisors, is a Superior Proposal (after giving effect to all of the revisions to the terms of this Agreement which may be offered by the Company, including pursuant to this paragraph), then the Parent Board prior to the time of, but not after, receipt of the Parent Shareholder Vote (x) may make a Parent Board Recommendation Change or (y) may terminate this Agreement in accordance with Section  9.1(h) and concurrently with such termination enter into a definitive agreement providing for the implementation of such Superior Proposal, in each case if at any time prior to the time, but not after, receipt of the Parent Shareholder Vote is obtained the Parent Board has determined in good faith, after consultation with outside legal counsel and its financial advisors, that the failure to make such Parent Board Recommendation Change or the failure to terminate this Agreement would be inconsistent with its fiduciary obligations under applicable Law; provided, however, that Parent shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless concurrently with such termination the Parent pays the Parent Termination Fee and otherwise complies with the provisions of Section  9.3(b) and Section  9.3(c); and provided, further, that (1) the Parent Board may not effect a Parent Board Recommendation Change pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) unless such Acquisition Proposal (and any precursor thereto) did not result from or arise in connection with a breach by Parent, or any of its Representatives (as if they were bound hereby) of its obligations under this Section  7.1; (2) the Parent has provided at least four (4) Business Days’ prior written notice to the Company that it intends to effect a Parent Board Recommendation Change, including a description in reasonable detail of the reasons for such recommendation change, and written, true, complete and unredacted copies of any relevant proposed transactions agreements with any party making a potential Superior Proposal (including the identity of the person making such Superior Proposal) (a “Recommendation Change Notice”) (it being understood that the Recommendation Change Notice shall not constitute a Parent Board Recommendation Change for purposes of this Agreement); (3) such party has complied in all material respects with the requirements of this Section  7.1 in connection with any potential Superior Proposal; (4) during each such four Business Day period, if requested by Company, engaged in good faith negotiations with Company to amend this Agreement in such a manner that the Acquisition Proposal that was determined to constitute a Superior Proposal no longer is a Superior Proposal; and (5) at the end of such four Business Day period, if such Acquisition Proposal has not been withdrawn, the Parent Board shall have determined in good faith (after consultation with outside legal counsel and its financial advisors), that the Acquisition Proposal is still a Superior Proposal and a Parent Board Recommendation Change would still be required to comply with its fiduciary obligations under applicable Law (after taking into account any changes to the terms of this Agreement agreed to in writing by Company in response to any notice required by clause (2), as a result of the negotiations required by clause (4) or otherwise). In the event of any material amendment to any Superior Proposal (including any revision in the amount, form or mix of consideration the Parent’s shareholders would receive as a result of such potential Superior Proposal), the Parent shall be required to provide the Company with notice of such material amendment and there shall be a new four Business Day period following such notification during which the Parent shall comply again with the requirements of this Section  7.1(b) and the Parent Board shall not make a Parent Board Recommendation Change prior to the end of any such period as so extended.

(c)            Notices of Proposals. Each Party will as promptly as reasonably practicable (and in any event within twenty-four (24) hours after receipt) (i) notify the other Party of its receipt of any Acquisition Proposal and (ii) provide to the other Party a copy of such Acquisition Proposal (if written), or a summary of the material terms and conditions of such Acquisition Proposal (if oral), including the identity of the person making such Acquisition Proposal, and copies of all written communications with such person with respect to such actual or potential Acquisition Proposal. The Parent shall notify the Company, in writing, of any decision of the Parent Board as to whether to consider any Acquisition Proposal from a Qualified Person or to enter into discussions or negotiations concerning any Acquisition Proposal from a Qualified Person or to provide non-public information with respect to such to any such Qualified Person, which notice shall be given as promptly as practicable after such determination was reached (and in any event no later than twenty-four (24) hours after such determination was reached). The Parent will (A) provide the Company with written notice setting forth such information as is reasonably necessary to keep the Company informed of the material terms of any such Acquisition Proposal from a Qualified Person and of any material amendments or modifications thereto, (B) keep the Company fully informed as promptly as practicable with respect to any changes to the material terms of an Acquisition Proposal by a Qualified Person submitted to such party (and in any event within twenty-four (24) hours following any such changes), including by providing a copy of all written proposals and a summary of all oral proposals or material oral modifications to an earlier written proposal, in each case relating to any Acquisition Proposal by a Qualified Person, (C) prior to, or substantially concurrently with, the provision of any non-public information of the Parent to any such Qualified Person, provide such information to the Company (including by posting such information to an electronic data room), to the extent such information has not previously been made available to the Company, and (D) promptly (and in any event within twenty-four (24) hours of such determination) notify the Company of any determination by the Parent Board that such Acquisition Proposal constitutes a Superior Proposal.

(d)            Certain Permitted Disclosure. Nothing contained in this Agreement shall prohibit the Parent or the Parent Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by the Parent or the Parent Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Parent is unable to take a position with respect to the bidder’s tender offer unless the Parent Board determines in good faith, after consultation with its outside legal counsel, that such statement would be a breach of its fiduciary duties under applicable Law; provided, further, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Parent Board Recommendation Change, unless the Parent Board expressly publicly reaffirms its recommendation for the Merger and the other Transactions in such communication.

(e)            Cessation of Ongoing Discussions. Each of the Company and the Parent shall, and shall cause its Representatives to, cease immediately all solicitation, encouragement,

discussions and negotiations that commenced prior to the date of this Agreement regarding any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; provided, however, that the foregoing shall not in any way limit or modify the rights of a Party hereto under the other provisions of this Section 7.1. Each of the Company and the Parent will each immediately revoke or withdraw access of any Person (other than a Party and their respective Representatives and other than any Person who has not made, and would not be reasonably expected to make, any Acquisition Proposal) to any data room (virtual or actual) containing any non-public information with respect to such Party and request from each third party (other than the Company, Parent and their Representatives and other than any Person who has not made, and would not be reasonably expected to make, any Acquisition Proposal) the prompt return or destruction of all non-public information with respect to the Company or the Parent, as applicable, previously provided to such person. The Parent shall not, and shall cause its affiliates and all of its and their respective Representatives not to, release any person from, or waive, amend or modify any provision of, or grant any permission under any “standstill” provision or similar provision with respect to any capital stock of the Parent in any agreement to which the Parent or any of its affiliates is a party; provided that the Parent Board shall be permitted to grant waivers of, and not to enforce, any “standstill” or similar provision to the extent that (x) the Parent Board determines in good faith (after consultation with its outside counsel) that the failure to take such action would violate the directors’ fiduciary duties under applicable Law and (y) any such action by the Parent Board does not violate any other provision of this Section 7.1. Except to the extent otherwise permitted by the foregoing sentence, the Parent shall, and shall cause its affiliates to, promptly take all reasonable steps within their power to terminate any waiver under any such provisions that may have been heretofore granted to any person other than the Company and any of the Company’s Affiliates.

7.2.         Access to Information; Cooperation; Financial Statements.

(a)            Subject to compliance with applicable confidentiality obligations owed to third parties in effect as of the date of this Agreement, each of the Parent and the Company shall (and shall cause each of its Subsidiaries. if any to) afford to the other Party’s officers, employees, accountants, counsel and other representatives, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel and records and, during such period, each of the Parent and the Company shall (and shall cause each of its Subsidiaries, if any to) furnish promptly to the other Party all information concerning its business, properties, assets and personnel as the other Party may reasonably request. Each of the Parent and the Company will hold any such information which is nonpublic in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 7.2 or otherwise shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the Parties to consummate the Merger.

(b)            As promptly as reasonably practicable, the Company shall deliver to the Parent (i) the audited balance sheets of the Company as of December 31, 2021 and the related audited statements of operations, changes in shareholders’ equity and cash flows of the Company for each of the periods then ended, audited in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”) and containing an unqualified report of the Company’s auditors (the “Closing Company Audited Financial Statements”) and (ii) the

unaudited balance sheet and the related statements of operations, changes in shareholders’ equity and cash flows of the Company as of and for a year-to-date period ended as of the end of such fiscal quarter that is required to be included in the Registration Statement or Proxy Statement/Consent/Prospectus and any other filings to be made by the Parent with the SEC in connection with the Merger. All such financial statements, together with any unaudited consolidated balance sheet and the related statements of operations, changes in shareholders’ equity and cash flows as of and for a year-to-date period ended as of the end of such fiscal quarter that is required to be included in the Registration Statement or Proxy Statement/Consent/Prospectus and any other filings to be made by the Parent with the SEC in connection with the Merger, (A) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (B) will fairly present, in all material respects, the financial position, results of operations and cash flows of the Company as of the date thereof and for the period indicated therein, except as otherwise specifically noted therein, and (C) will, in the case of the Closing Company Audited Financial Statements, have been audited in accordance with the standards of the PCAOB.

(c)            The auditor engaged to audit the Closing Company Audited Financial Statements and to review the unaudited financial statements will be an independent registered public accounting firm with respect to the Company within the meaning of the Exchange Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB.

(d)            The Company shall use commercially reasonable efforts (i) to assist, upon advance written notice, the Parent in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement or Proxy Statement/Consent/Prospectus and any other filings to be made by the Parent with the SEC in connection with the Merger and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.

7.3.         Proxy Statement/Consent/Prospectus; Registration Statement; Written Consent.

(a)            In connection with the Parent Shareholders Meeting, as soon as practicable following the date of this Agreement, the Parent and the Company shall jointly prepare, and the Parent shall file with the SEC the Registration Statement (which shall include the Proxy Statement/Consent/Prospectus, unless either the Parent or the Company reasonably requests separately filing the proxy statement and consent solicitation components outside of the Registration Statement in response to SEC comments or guidance), and each of Parent and the Company shall promptly furnish all information concerning itself and its Affiliates as may reasonably be requested by the other Party and shall otherwise reasonably assist and cooperate with the other in connection with the preparation, filing and distribution of the Registration Statement and Proxy Statement/Consent/Prospectus. The Registration Statement shall include for registration all of the shares of Parent Common Stock to be issued under this Agreement as Merger Consideration and, if reasonably requested by either the Parent or the Company in response to SEC comments or guidance, will be a resale registration statement on Form S-3 in lieu of Form S-4. The Company and the Parent shall each use their respective reasonable best efforts to: (i) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after its filing; (ii) ensure that the Registration Statement complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act; and (iii) keep the Registration Statement effective for so long as necessary to complete the Merger and Parent Stock Issuance. The Parent shall notify the Company promptly upon receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Registration Statement and will, as promptly as practicable after receipt thereof, provide the Company with copies of all material correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Registration Statement or the Proxy Statement/Consent/Prospectus received from the SEC and advise the Company on any oral comments with respect to the Registration Statement received from the SEC. The Parent will notify the Company, promptly after the Parent receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment to the Registration Statement has been filed, and of the issuance of any stop order or suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. The Parent shall: (A) after good faith consultation with the Company, set a record date (the “Record Date”) for determining the Parent stockholders entitled to attend the Parent Shareholders Meeting, (B) cause the Proxy Statement/Consent/Prospectus to be mailed to the Parent’s shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and (C) ensure that the Proxy Statement/Consent/Prospectus complies in all material respects with the applicable provisions of the Securities Act and Exchange Act.

(b)            Notwithstanding anything to the contrary stated above, prior to filing and mailing, as applicable, the Registration Statement or Proxy Statement/Consent/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Parent shall provide the Company a reasonable opportunity to review and comment on such document or response and shall consider in good faith any such comments proposed by the Company.

(c)            The Parent and the Company shall promptly make all necessary filings with respect to the Merger and the issuance of the Parent Common Stock under the Securities Act, the Exchange Act, applicable state blue sky laws and the rules and regulations thereunder, and the Company shall furnish to the Parent all information concerning the Company as may be reasonably requested in connection with any such actions. The Parent and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement/Consent/Prospectus will, at the date it is first mailed to holders of Parent Common Stock and at the time of the Parent Shareholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Closing any information relating to the Parent and the Company, or any of their respective Affiliates, officers or directors, is discovered by the Parent or the Company which should be set forth in an amendment or supplement to the Registration

Statement, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other parties hereto and each of the Parent and the Company shall use its reasonable best efforts to cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required by law, disseminated to the holders of Parent Common Stock.

7.4.         Nasdaq Listing. The Parent shall use its commercially reasonable efforts, (a) to maintain its existing listing on Nasdaq until the Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the transactions contemplated hereby, and to cause such shares to be approved for listing (subject to official notice of issuance) on Nasdaq under a ticker symbol to be selected by the Company; and (c) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to request that such Nasdaq Listing Application be conditionally approved prior to the Effective Time. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. Each Party will promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its representatives. Each of Parent and Merger Sub will use their respective commercially reasonable efforts to (i) cause the Nasdaq Listing Application, when filed, to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the Nasdaq or its staff concerning the Nasdaq Listing Application and (iii) have the Nasdaq Listing Application approved by the Nasdaq as promptly as practicable after such filing. No submission of, or amendment or supplement to, the Nasdaq Listing Application, or response to Nasdaq comments with respect thereto, will be made by Parent, Merger Sub or the Company, as applicable, without the other parties’ prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing such other parties hereto a reasonable opportunity to review and comment thereon. Parent and the Company agree to evenly split all Nasdaq fees associated with the Nasdaq Listing Application incurred prior to the Closing, if any, as well as any fees, costs and expenses associated with any third-party consultants that may be retained to assist with Nasdaq matters relating to the Transactions (the “Nasdaq Fees”). The Company will cooperate with Parent as reasonably requested by Parent with respect to the Nasdaq Listing Application and promptly furnish to Parent all information concerning the Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section  7.4.

7.5.         Shareholder Approval.

(a)            Upon the terms set forth in this Agreement, the Company shall seek the written consent, in form and substance reasonably acceptable to Parent, of (i) holders of a majority of the outstanding common stock of the Company in favor of the adoption of this Agreement and the Merger and all other Transactions contemplated by this Agreement and (ii) holders of at least 75% of the outstanding common stock pursuant to Section 2.02 of the Company Stockholders Agreement (the “Company Stockholder Approval”) via written consent

(the “Written Consent”) as soon as reasonably practicable after the Registration Statement becomes effective. In connection therewith, the Company, as promptly as practicable (A) shall establish the record date (which record date shall be mutually agreed with Parent) for determining the Company Stockholders entitled to provide such written consent, (B) shall cause the Consent Solicitation Statement to be disseminated to the Company Stockholders in compliance with applicable Law and (C) shall use commercially reasonable efforts to solicit written consents from the Company Stockholders to give the Company Stockholder Approval. The Company Board shall recommend to the Company Stockholders that they approve and adopt this Agreement and approve the Merger and all other Transactions.

(b)            Subject to Section 7.1, the Parent, acting through the Parent Board, shall include all appropriate provisions in the Proxy Statement/Consent/Prospectus and take all action reasonably necessary related thereto (i) in order to obtain the affirmative vote of the holders of a majority of the voting power of all shares of Parent Common Stock in favor of this Agreement, the Merger and the Transactions (the “Parent Shareholder Approval”), (ii) approval of a new equity incentive plan having the terms, conditions and share fund requested by the Company, subject to the approval of Parent (such consent not to be unreasonably withheld, conditioned or delayed) (the “New Equity Plan”), (iii) the adoption and approval of the Reincorporation and Charter Amendment, (iv) to the extent required by the Nasdaq listing rules, the approval of the Parent Share Issuance and the change of control of Parent, (vi) the adjournment of the Parent Shareholder Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals and (vii) the approval of any other proposals reasonably agreed by Parent and the Company to be necessary or appropriate in connection with the Transactions (but no other proposals other than as provided in this Section 7.5(b)), at the Parent Shareholder Meeting as soon as practicable after the Registration Statement is declared effective, including giving notice of and convening and holding the Parent Shareholders Meeting, and, in connection therewith, the Parent shall mail the Proxy Statement/Consent/Prospectus to the holders of Parent Common Stock in advance of the Parent Shareholders Meeting. The Parent may only postpone or adjourn the Parent Shareholders Meeting (x) to solicit additional proxies for the purpose of obtaining the Parent Shareholder Approval, (y) for the absence of a quorum and (z) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Parent has determined after consultation with outside legal counsel is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by holders of Parent Common Stock prior to the Parent Shareholder Meeting. Subject to the rights of the Parent and the Parent Board under Section 7.1(b)(i), the Parent shall use its reasonable best efforts to solicit from its shareholders proxies in favor of approval of this Agreement and the Transactions, and to secure approval of the other proposals described in this Section 7.5(b) and to secure any other approval of shareholders of the Parent that is required by applicable Law to effect the Transactions (including authority to adjourn the meeting to solicit additional votes and to obtain a “say-on-pay” or “say-on-parachute” vote). For the avoidance of doubt, the New Equity Plan shall have no impact on the Exchange Ratio but any future grants thereunder after the Closing will dilute all shareholders of the Parent on a pro-rata basis.

(c)            Notwithstanding the foregoing, nothing herein shall limit a Party’s right to terminate this Agreement pursuant to Section 9.1.

7.6.        Fulfillment of Conditions.

(a)        Subject to the terms hereof, including Section 7.6, the Company and the Parent shall each use commercially reasonable best efforts (but which shall not require a Party to commit or invest its own capital) to (i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to procure, negotiate and enter into the Subscription Agreements and consummate and make effective, and to satisfy all conditions to, in the most expeditious manner practicable, the Transactions as promptly as practicable, (ii) as promptly as practicable, obtain from any Governmental Authority or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by the Company or the Parent or any of their Subsidiaries, if any, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, (iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities Laws, (B) the HSR Act and any other foreign or other antitrust Law, and (C) any other applicable Law, and (iv) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(b)        The Company and the Parent shall reasonably cooperate with each other in connection with the making of all such filings. The Company and the Parent shall use their respective commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Proxy Statement/Consent/Prospectus and the Registration Statement) in connection with the Transactions.

(c)        Each of the Company and the Parent shall give (or shall cause their respective Subsidiaries, if applicable, to give) any notices to third parties, and use, and cause their respective Subsidiaries, if applicable, to use, their reasonable best efforts to obtain any third party consents related to or required in connection with the Merger that are (i) necessary to consummate the Transactions, (ii) disclosed or required to be disclosed in the Company Disclosure Schedule or the Parent Disclosure Schedule, as the case may be, or (iii) required to prevent the occurrence of an event that may have a Company Material Adverse Effect or a Parent Material Adverse Effect from occurring prior to or after the Effective Time.

7.7.        Public Disclosure. Except as may be required by applicable Law or stock market regulations, (a) the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Parent and the Company and (b) both the Company and the Parent shall use reasonable best efforts to consult with one another before issuing any press release or otherwise making any public statement with respect to the Transactions or this Agreement and shall not issue any such press release or make any such public statement prior to using such efforts (provided, however, that these restrictions shall not apply to any communications by the Parent with respect to any Acquisition Proposal, Superior Proposal, Recommendation Change Notice or Parent Board Recommendation Change).

7.8.        Notification of Breaches. Each Party agrees that it shall promptly notify in writing the other Party if such notifying Party becomes aware of any breach of, or inaccuracy in, or of any facts or circumstances constituting or resulting in the breach of, or inaccuracy in, any representation, warranty or covenant of such notifying Party or of such other Party that would cause a failure of the conditions to Closing set forth in Article VIII with respect to such Party.

7.9.        Succession of Officers and Directors.

(a)        The Parent shall take all action necessary to cause the persons identified on Section 7.9(a) of the Parent Disclosure Schedule to be appointed as executive officers of the Parent as of the Effective Time.

(b)        The Parent shall take all action necessary to (i) obtain the resignations of the directors identified on Section 7.9(i) of the Parent Disclosure Schedule effective as of the Effective Time; and (ii) cause to be appointed to the Parent Board as directors, or continue to serve on the Parent Board as directors, as applicable, the persons whose names are provided to the Parent in writing at least five (5) Business Days prior to the Closing. If any person identified in accordance with this Section 7.9(b) is unable or unwilling to serve in such capacity, the Company shall designate a successor.

7.10.       State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or may become applicable to any of the Transactions, the Parties hereto shall use their respective reasonable best efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on such transactions.

7.11.       Section 16 Matters. Prior to the Effective Time, the Parent shall take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any acquisitions of Parent Common Stock (including derivative securities with respect to such shares) that are treated as acquisitions under such rule and result from the transactions contemplated by this Agreement by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Parent immediately after the Effective Time.

7.12.       Cash Dividend. At a time sufficiently in advance of the Effective Time to comply with the requirements of this Agreement and Nasdaq, in consultation with the Company, the Parent Board shall declare and set aside the Cash Dividend, as adjusted pursuant to Section 2.11 of this Agreement, to its shareholders who are holders of record as of the Dividend Record Date, and then duly pay and issue the Cash Dividend to such holders of record as promptly after the Closing as reasonably practicable.

7.13.       Termination of Certain Agreements and Rights. The Company shall cause the agreements set forth in Section 7.13 of the Company Disclosure Schedule, including the Company Stockholders Agreement and any such agreement granting any person investor rights, rights of first refusal, registration rights or director election rights, to be terminated immediately prior to the Effective Time.

7.14.       Certain Tax Matters.

(a)        Tax Treatment. The Parties shall not file any U.S. federal, state or local Tax Return in a manner that is inconsistent with the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required by a taxing authority pursuant to an audit defended in good faith. The Parties shall use their respective reasonable best efforts to cause the Merger to qualify, and will not take any action or cause any action to be taken which action would reasonably be expected to prevent the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code.

(b)        Tax Opinions. Each Party shall promptly notify the other Party in writing if, before the Closing Date, such Party knows or has reason to believe that the Merger may not qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In the event the SEC requests or requires a tax opinion with respect to the Merger qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, each Party shall use commercially reasonable efforts to execute and deliver customary tax representation letters to the applicable tax advisors in form and substance reasonably satisfactory to the advisors delivering such opinion and the Party delivering such tax representation letter, and shall use commercially reasonable efforts to cause their respective counsel to deliver such tax opinions as the SEC may requires or requests, in connection with the Proxy Statement/Consent/Prospectus, consistent with customary practice.

7.15.       PIPE Investment.

(a)        The Company will not terminate or amend the Commitment Letter without Parent’s consent, not to be unreasonably withheld, and the Parent shall not terminate or amend its March 11, 2022 engagement letter with B. Riley & Co without the Company’s consent, not to be unreasonably withheld. The Company and Parent will each use their commercially reasonable efforts (but which shall not require a Party to commit or invest its own capital), in cooperation with each other and B. Riley & Co., to procure, negotiate and enter into as soon as possible Subscription Agreements from the applicable accredited investors named therein (the “PIPE Investors”), whether pursuant to the Commitment Letter or such other commitments as the Parties may mutually agree upon, reasonably acceptable to each Party, to provide equity financing to the Parent solely for purposes of consummating the Transactions in the aggregate amount of no less than the Minimum PIPE Investment Amount. Parent shall keep the Company promptly advised of all negotiations, drafts and material updates regarding the PIPE Investment and the Subscription Agreement and will permit the Company and its advisors to assist with all such negotiations. When received by Parent, Parent shall provide to Company true, correct and complete copies of each of such Subscription Agreement. Parent shall not enter with any PIPE Investor any other agreements, side letters, or arrangements between the Parent and any PIPE Investor relating to any Subscription Agreement that could affect the obligation of such PIPE Investor to contribute to the Parent the applicable portion of the Minimum PIPE Investment Amount set forth in the Subscription Agreement of such PIPE Investor.

(b)        When the Subscription Agreements have been entered into, unless otherwise approved in writing by the Company, Parent shall not permit any amendment or modification to be made to, any waiver (in whole or in part) or provide consent to (including consent to termination), of any provision or remedy under, or any replacements of, any of the Subscription Agreements (which consent or approval shall not be unreasonably withheld, conditioned or delayed). Parent and Company shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Subscription Agreements and to: (a) satisfy in all material respects on a timely basis all conditions and covenants applicable to the Parent in the Subscription Agreements and otherwise comply with its obligations thereunder; (b) in the event that all conditions in the Subscription Agreements (other than conditions that the Parent or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate transactions contemplated by the Subscription Agreements at or prior to Closing; (c) confer with the Company regarding timing of the expected Closing Date (as defined in the Subscription Agreements); (d) deliver notices to counterparties to the Subscription Agreements sufficiently in advance of the Closing to cause them to fund their obligations as far in advance of the Closing as permitted by the Subscription Agreements; and (e) without limiting the Company’s rights to enforce certain of such Subscription Agreements in the event that all conditions in the Subscription Agreements (other than conditions that the Parent or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, to cause (including by bringing appropriate and timely proceedings in a court of law to enforce the Parent’s rights under the Subscription Agreement) the applicable PIPE Investors to pay to (or as directed by) the Parent the applicable portion of the Minimum PIPE Investment Amount, as applicable, set forth in the Subscription Agreements in accordance with their terms. Without limiting the generality of the foregoing, the Parent shall give the Company, prompt written notice: (a) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any Subscription Agreement known to the Parent; (b) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement; and (c) if the Parent does not expect to receive all or any portion of the Minimum PIPE Investment Amount on the terms, in the manner or from the PIPE Investors as contemplated by the Subscription Agreements. The Parent shall deliver all notices it is required to deliver under the Subscription Agreements on a timely basis in order to cause the PIPE Investors to consummate the PIPE Investment concurrently with the Closing and shall take all actions required under any Subscription Agreements with respect to the timely issuance and delivery of any physical certificates evidencing the shares of the Parent Common Stock as and when required under any such Subscription Agreements. The Company shall cooperate with the Parent in the fulfillment of all obligations of the Parent under this Section or under any Subscription Agreement and otherwise necessary or desirable to consummate the PIPE Investment.

(c)        In connection with the PIPE Investment, the Company and its Affiliates shall not make any untrue statement of material fact or any omit to state a fact necessary to ensure that any statements so made are not misleading to any investor or prospective investor in the PIPE Investment and shall indemnify and hold harmless the Parent and its Affiliates from any loss, liability or expense arising therefrom or otherwise arising from any similar indemnification obligation owed (i) by the Company to any advisor retained by the Company in connection with the PIPE Investment under an engagement agreement or otherwise or (ii) by the Parent under the March 11, 2022 engagement letter with B. Riley & Co. in respect of statements made or information provided by the Company; provided, this indemnity shall not apply to any statements or information (i) the accuracy or non-misleading nature of which the Parent has represented and warranted in this Agreement or (ii) which is provided by Parent in writing specifically to be provided to investors or prospective investors in connection with the PIPE Investment.

7.16.       D&O Insurance and Indemnification.

(a)        All rights to indemnification or exculpation now existing in favor of the directors and officers of the Parent or the Company, as provided in the Parent Organizational Documents, the Company Organizational Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time shall survive the Transactions and shall continue in full force and effect from and after the Effective Time and the Parent or the Company, as applicable, will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation. To the maximum extent permitted by applicable Law, the Parent or the Company, as applicable, shall advance, or cause to be advanced, expenses in connection with such indemnification as provided in the Parent Organizational Documents, the Company Organizational Documents or other applicable agreements as in effect immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the Parent Organizational Documents and the Company Organizational Documents shall not be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time, or at any time prior to such time, were directors or officers of the Parent or the Company (the “D&O Persons”) entitled to be so indemnified, their liability limited or be exculpated with respect to any matters occurring on or prior to the Effective Time and relating to the fact that such D&O Person was a director or officer of the Parent or the Company immediately prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b)        From and following the Effective Time, the Parent shall maintain, without any lapses in coverage and with an effective date as of the Closing Date, its directors’ and officers’ liability insurance for the benefit of those Persons who are currently covered by any comparable insurance policies of Parent as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time. In addition, Parent shall purchase, prior to the Effective Time, a six-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Parent’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time (the “D&O Tail Policy”). In satisfying its obligations pursuant to this Section 7.16(b), Parent will not be obligated to pay annual premiums in excess of Two Hundred and Fifty percent (250%) of the amount paid by Parent for coverage for its last full fiscal year (such Two Hundred and Fifty percent (250%) amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Parent will be obligated to obtain a directors’ and officers’ liability insurance policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Parent’s current directors’ and officers’ liability insurance carrier.

(c)        If the Parent, the Company or any of their respective successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of the Parent or the Company, as applicable, shall assume all of the obligations set forth in this Section 7.16.

(d)        The D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 7.16 are intended to be third-party beneficiaries of this Section 7.16. This Section 7.16 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of the Parent or the Company, and such obligations shall be in addition to any and all indemnification, liability limitation and exculpation afforded to such D&O Persons under the Parent Organizational Documents or applicable law.

7.17.       Parent Transaction Expenses Statement; Indebtedness. No later than Eight (8) Business Days prior to the expected Closing Date, the Parent shall deliver to the Company a statement setting forth its reasonable good faith estimate of the amount of Parent Transaction Expenses and Indebtedness, with elements constituting Parent Transaction Expenses and Indebtedness separately categorized, and indicating if they have been accrued, should be accrued under GAAP, or that are payable at or as of the Effective Time.

7.18.       Reverse Split. The Parent and the Company shall use their reasonable efforts to agree upon a reverse split ratio applicable to a reverse split of the Parent’s common stock (with a concurrent reduction of the authorized capital stock by the same ratio) pursuant to the Reincorporation and Charter Amendment such that the Parent’s Common Stock would be reasonably expected to remain in full compliance with Nasdaq’s minimum bid price rule even after the issuance of the New Share Amount (the “Reverse Split”). If Parent and the Company are unable to agree to the reverse split ratio or other terms of the Reverse Split at least twenty (20) Business Days prior to the Closing, then the reverse split ratio shall be such that every 4 shares of Parent’s Common Stock shall become 1 share of Parent Common Stock, and with cash paid in lieu of fractional shares according to customary market practice. Parent and the Company shall reasonably cooperate with each other to determine the timing for filing of the Reincorporation and Charter Amendment and, pursuant to such agreed time, the Parent shall file the Reincorporation and Charter Amendment with the appropriate Government Authorities. Promptly after the Reincorporation and Charter Amendment is effective in the State of Delaware, the Parent Board shall adopt, prior to Closing, resolutions substantially identical to those adopted in connection with its approval of this Agreement and the Merger, and such other resolutions as the Company may reasonably request.

7.19.       Litigation. At all times until the Effective Time, the Parent shall control the defense of any Transaction Litigation, but the Parent will provide Company with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Company promptly and reasonably informed with respect to the status thereof. The Parent will (a) give Company the opportunity to participate (but not control, and at Company’s sole cost and expense) in the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with Company with respect to the defense, settlement and prosecution of any Transaction Litigation. The Parent may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Company has consented thereto in writing (which consent shall not be unreasonably withheld, delayed or conditioned). For purposes of this Section 7.19, “participate” means that Company will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Parent (to the extent that the attorney-client privilege between the Parent and its counsel is not undermined or otherwise adversely affected or jeopardized in any respect), and Company may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above. Any amounts paid or incurred in connection with any such Transaction Litigation (including the reasonable costs of attorney’s fees), if any, will not operate to reduce the Cash Dividend or Net Working Capital of the Parent. For the avoidance of doubt, any Action against the Company shall be controlled by the Company and any Action against the Company and Parent shall be jointly controlled, with each Party cooperating in good faith, applying the principles of this Section 7.19 to the maximum extent possible.

7.20.       Continued Employment. Surviving Company and Parent will take reasonable steps to continue the employment on and after the Closing Date of each employee (“Employee”) who is employed by Parent on the Closing Date. For a period of twelve (12) months following the Closing Date, Surviving Company will cause Parent to provide, and Parent will provide, each Employee who continues employment with Parent with an annual base salary or wage rate that is at least equal to the Employee’s annual base salary or wage rate as in effect immediately prior to the Closing Date. In addition, for a period of twelve (12) months following the Closing Date, Surviving Company and Parent agree, subject to eligibility conditions and other terms of the applicable employee benefit plans and programs, to provide Employees who continue employment Parent with health and welfare benefits that are, in the aggregate, substantially comparable to the health and welfare benefits provided to Employees immediately prior to the Closing Date, it being understood that the parties agree that there will no obligation to make any contribution to or, or maintain the ESOP after the Closing Date. Notwithstanding anything in this Section 7.20 to the contrary, nothing contained herein, whether express or implied, shall be treated as an establishment, amendment or other modification of any Parent Plan or any employee benefit plan of the Company, the Parent or the Surviving Company, or shall limit the right of the Surviving Company or Parent to amend, terminate or otherwise modify any Parent Plan or other employee benefit plan of the Surviving Company following the Closing Date. The Parent and the Company acknowledge and agree that all provisions contained in this Section 7.20 are included for their sole benefit, and that nothing in this Section 7.20, whether express or implied, shall create any third party beneficiary or other rights: (i) in any other Person, including any Employee, any participant in any Parent Plan or other employee benefit plan, or any dependent or beneficiary thereof, or (ii) to continued employment with the Company, Parent or the Surviving Company or to any particular term or condition of employment. For the avoidance of doubt, all Employees are and will be, at all times, deemed “employees at will,” under Minnesota law and subject to termination with or without cause and with or without notice, subject to Minnesota law.

Article VIII
CONDITIONS TO MERGER

8.1.        Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to this Agreement to consummate the Transactions shall be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) on or prior to the Closing Date of each of the following conditions:

(a)        Company Stockholder Approval. The Company Stockholder Approval shall have been obtained, and such approval shall not have been rescinded, withdrawn or modified in any way and shall remain in full force and effect.

(b)        Shareholder Approval. The Parent Shareholder Approval shall have been obtained, and such approval shall not have been rescinded, withdrawn or modified in any way and shall remain in full force and effect.

(c)        Registration Statement; Proxy Statement/Consent/Prospectus. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose, and no similar proceeding with respect to the Proxy Statement/Consent/Prospectus, shall have been initiated or threatened in writing by the SEC or its staff.

(d)        No Injunctions. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Laws or Governmental Orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of the Transactions.

(e)        Reincorporation and Charter Amendment; Reverse Split. The Reincorporation and Charter Amendment shall have been filed, accepted and evidence of filing received by the Parent from the Secretary of State of the State of Delaware and any related filings required by the Secretary of State of the State of Minnesota shall have been filed, accepted and evidence of the filing received by the Parent, and the Reverse Split shall have occurred and be effective in the marketplace.

(f)        PIPE Investment. The PIPE Investment shall have been consummated (or shall be consummated concurrently with the Closing), generating gross proceeds of no less than $20.0 million.

(g)        Regulatory Approvals. All applicable waiting periods (and any extension thereof) applicable to the Merger under the HSR Act shall have expired or early termination of such waiting periods shall have been granted and all applicable foreign antitrust approvals shall have been obtained.

(h)        Nasdaq Listing Application. The Nasdaq Listing Application shall have been approved by Nasdaq such that the Parent Common Stock to be issued as Merger Consideration will be listed on Nasdaq as of the Effective Time, subject only to official notice of issuance thereof, and there shall be no further approvals required by, or deficiencies threatened or pending from, Nasdaq in connection with the foregoing.

8.2.        Conditions to the Obligations of the Parent and the Merger Sub. The obligations of the Parent and the Merger Sub to consummate the Transactions shall be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) by the Parent and the Merger Sub on or prior to the Closing Date of each of the following conditions:

(a)        Representations and Warranties.

(i)        Other than the Company Fundamental Representations and the representations set forth in Section 4.1(a), the representations and warranties of the Company contained in Articles III and IV shall be true and correct both at and as of the date hereof and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent such representations and warranties speak as of a specified date, in which case they need only be true and correct as of such specified date), and shall be interpreted without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the term “Company Material Adverse Effect”, except where the failure of such representations and warranties to be true and correct, in the aggregate, does not constitute a Company Material Adverse Effect.

(ii)       The Company Fundamental Representations that (A) are not qualified by the words “materially” or “material” or any qualifications based on such terms or based on the term “Company Material Adverse Effect” shall be true and correct in all material respects both at and as of the date hereof and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent such representations and warranties speak as of a specified date, in which case they need only be true and correct in all material respects as of such specified date) and (B) that are qualified by the words “materially” or “material” or any qualifications based on such terms or based on the term “Company Material Adverse Effect” shall be true and correct in all respects (and, for the avoidance of doubt, taking into account such qualifications) both at and as of the date hereof and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent such representations and warranties speak as of a specified date, in which case they need only be true and correct as of such specified date), except, in the case of the foregoing clauses (A) and (B), for such inaccuracies as are in the aggregate de minimis.

(iii)       The representations and warranties set forth in Section 4.1(a) shall be true and correct in all respect.

(b)        Performance of Obligations of Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date.

(c)        No Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

(d)        Officers’ Certificate. The Parent shall have received an officers’ certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of Company to the effect that the conditions of Sections 8.2(a), (b) and (c), have been satisfied.

8.3.        Conditions to the Obligations of Company. The obligation of the Company to consummate the Transactions shall be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) by the Company on or prior to the Closing Date of each of the following conditions:

(a)        Representations and Warranties.

(i)        Other than the Parent Fundamental Representations and the representations set forth in Section 5.8(a), the representations and warranties of the Parent contained in Article V shall be true and correct both at and as of the date hereof and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent such representations and warranties speak as of a specified date, in which case they need only be true and correct as of such specified date), and shall be interpreted without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the term “Parent Material Adverse Effect”, except where the failure of such representations and warranties to be true and correct, in the aggregate, does not constitute a Parent Material Adverse Effect.

(ii)        The Parent Fundamental Representations that (A) are not qualified by the words “materially” or “material” or any qualifications based on such terms or based on the term “Parent Material Adverse Effect” shall be true and correct in all material respects both at and as of the date hereof and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent such representations and warranties speak as of a specified date, in which case they need only be true and correct in all material respects as of such specified date) and (B) that are qualified by the words “materially” or “material” or any qualifications based on such terms or based on the term “Parent Material Adverse Effect” shall be true and correct in all respects (and, for the avoidance of doubt, taking into account such qualifications) both at and as of the date hereof and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent such representations and warranties speak as of a specified date, in which case they need only be true and correct as of such specified date), except, in the case of the foregoing clauses (A) and (B), for such inaccuracies as are in the aggregate de minimis.

(iii)       The representations and warranties set forth in Section 5.8(a) shall be true and correct in all respect.

(b)        Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement on or prior to the Closing Date.

(c)        No Parent Material Adverse Effect. No Parent Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

(d)        Officers’ Certificate. Company shall have received an officers’ certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of Parent to the effect that the conditions of Sections 8.3(a), (i), and (c) have been satisfied.

(e)        Resignations. All members of the Parent Board shall have executed written resignations effective as of the Effective Time.

Article IX
TERMINATION AND AMENDMENT

9.1.        Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 9.1(b) through 9.1(h), by written notice by the terminating Party to the other Party), whether before or, subject to the terms hereof, after obtaining Parent Shareholder Approval, only as follows:

(a)        by mutual written consent of the Parent and the Company;

(b)        by either the Parent or the Company if the Merger shall not have been consummated by January 31, 2023 (the “Outside Date”) (provided that the right to terminate this Agreement under this Section 9.1) shall not be available to any Party (and in the case of the Parent, Merger Sub) whose failure to fulfill any obligation under this Agreement has been a principal cause of or resulted in the failure of the Merger to occur on or before the Outside Date); provided, however, that, in the event that the Registration Statement or the Proxy Statement/Consent/Prospectus is still being reviewed or commented on by the SEC on such date, then the Outside Date shall be automatically extended for an additional forty (40) days from such date;

(c)        by either the Parent or the Company if a Governmental Authority of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; provided, however, that a Party hereto shall not be permitted to terminate this Agreement pursuant to this Section 9.1(c) if the issuance of any such order, decree, ruling or other action is attributable to the failure of such Party (or any Affiliate of such Party) to perform in any material respect any covenant in this Agreement required to be performed by such Party (or any Affiliate of such Party) at or prior to the Effective Time;

(d)        by either the Parent or the Company if, at the Parent Shareholder Meeting (including any adjournment or postponement) at which a vote on the Parent Shareholder Approval is taken, the Parent Shareholder Approval shall not have been obtained; provided, that it being understood that the right to terminate this Agreement pursuant to this Section 9.1(d) will not be available to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement (and it being understood that a breach of this Agreement by Merger Sub shall be deemed to be a breach by Parent for purposes of this Agreement)) has been the cause of, or resulted in, the failure to obtain the Parent Shareholder Approval at the Parent Shareholder Meeting (or any adjournment or postponement thereof);

(e)        by the Company, at any time prior to the receipt of the Parent Shareholder Approval, if a Parent Board Recommendation Change has occurred (whether or not in compliance with Section 7.1) or the Parent shall have breached its obligations under Section 7.1 or Section 7.5(b) of this Agreement;

(f)        by the Parent, if there has been a material breach of or material failure to perform any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Company, which breach would cause the conditions set forth in Section 8.2(a) or (i) not to be satisfied; provided that neither the Parent nor the Merger Sub is then in material breach of any representation, warranty or covenant under this Agreement and provided, further, that if such breach or failure to perform is curable by the Company, as applicable, then this Agreement shall not terminate pursuant to this Section 9.1(f) as a result of such particular breach or failure until the earlier of (i) the expiration of a ten (10) day period commencing upon delivery of written notice from the Parent to the Company of such breach or failure and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach or failure following delivery of written notice from the Parent of such breach or failure and its intention to terminate pursuant to this Section 9.1(f) (it being understood that, in each case, this Agreement shall not terminate pursuant to this Section 9.1(f) as a result of such particular breach or failure if such breach or failure is cured prior to such termination becoming effective);

(g)        by the Company, if there has been a material breach of or material failure to perform any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Parent, which breach would cause the conditions set forth in Section 8.3(a) or 8.3(a)(i) not to be satisfied; provided that the Company is not then in material breach of any representation, warranty or covenant under this Agreement and provided, further, that if such breach or failure to perform is curable by the Parent, then this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or failure until the earlier of (i) the expiration of a ten (10) day period commencing upon delivery of written notice from the Company to the Parent of such breach or failure and (ii) the Parent or the Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach or failure following delivery of written notice from Company of such breach or failure and its intention to terminate pursuant to this Section 9.1(g) (it being understood that, in each case, this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or failure if such breach or failure is cured prior to such termination becoming effective); or

(h)        by the Parent if, at any time prior to the receipt of the Parent Shareholder Approval with respect to the issuance of shares of Parent Common Stock pursuant to the Merger,

each of the following occur: (i) the Parent shall have received a Superior Proposal; (ii) the Parent shall have complied in all material respects with its obligations under Section 7.1, including with respect to making a Parent Board Recommendation Change with respect to such Superior Proposal; (iii) the Parent Board approves, and the Parent concurrently with the termination of this Agreement enters into, a definitive agreement with respect to such Superior Proposal (iv) as a condition to such termination the Parent pays the Termination Fee due to the Company in accordance with the applicable provision of Section 9.3(b).

(i)        The Party desiring to terminate this Agreement shall deliver prompt written notice of such termination to the other Party, setting forth in such notice the provision of this Section 9.1 pursuant to which such Party is terminating this Agreement and the facts and circumstances forming the basis for such termination pursuant to such provision.

9.2.        Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall immediately become void and there shall be no Liability or obligation on the part of the Parent, the Company, the Merger Sub or their respective officers, directors, shareholders or Affiliates; provided that (a) any such termination shall not relieve any Party from Liability for any knowing and intentional breach of this Agreement, fraud or intentional misconduct and (b) the provisions of Section  6.3 (Confidentiality), this Section  9.2 (Effect of Termination), Section  9.3 (Fees and Expenses) and Article X (MISCELLANEOUS) of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

9.3.        Fees and Expenses.

(a)        Except as set forth in this Section 9.3, (i) if this Agreement is terminated before the Merger is consummated, (w) the Parent shall pay the Parent Transaction Expenses, (other than the Shared Expenses owed by the Company), (x) the Company shall pay the Company Transaction Expenses, (y) the Company shall pay 100% of all fees and expenses payable to B. Riley in connection with the PIPE Investments (regardless of whether the Company or the Parent engaged B. Riley) or payable to the proposed investors therein in respect of their respective legal counsel’s review of the PIPE Investment and (z) the Parent and the Company shall share equally and pay their respective shares of the Shared Expenses, and (ii) if the Merger is consummated, all fees and expenses incurred by either the Parent or the Company in connection with this Agreement, the Transactions (including all Parent Transaction Expenses, Company Transaction Expenses and expenses payable by either the Parent or the Company related to the PIPE Investment) shall be paid by the Parent promptly after the Effective Time, and the Parties acknowledge that certain of those expenses incurred by the Parent shall be shared through the adjustments to the Cash Dividend set forth in Section 2.11.

(b)        If:

(i)        Parent terminates this Agreement pursuant to Section 9.1(h);

(ii)       the Company terminates this Agreement pursuant to Section 9.1(e) or would have been entitled to terminate this Agreement pursuant to Section 9.1(e) prior to or at the time the Parent terminates this Agreement pursuant to Section 9.1(b) or 9.1(d); or

(iii)       (A) after the date of this Agreement, an Acquisition Proposal with respect to Parent is made, proposed or communicated to the Parent Board or management, or is publicly made, proposed or communicated or otherwise becomes publicly known; (B) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 9.1(b) or Section 9.1(d), or by the Company pursuant to Section 9.1(g); and (C) within twelve (12) months of such termination (1) any transaction included within the definition of an Acquisition Proposal with respect to the Parent is consummated or (2) the Parent enters into a definitive agreement providing for the consummation of any transaction within the definition of Acquisition Proposal, in each case whether or not involving the same Acquisition Proposal or the Person or group making the Acquisition Proposal referred to in clause (A); provided that for purposes of clause (C), the term “Acquisition Proposal” shall have the meaning assigned to such term in Exhibit B, except that all references to “15%” in such definition shall be deemed references to “50%”, then the Parent shall pay to the Company (or its designee) a fee of $1,100,000 (the “Parent Termination Fee”) plus reimbursement of expenses pursuant to Section 9.3(c). Any fee due under this Section 9.3(b)(iii) shall be paid by wire transfer of same-day funds to an account designated by the Company (1) in the case of clause (i) above, prior to or simultaneously with such termination of this Agreement, (2) in the case of clause (ii) above, within five (5) Business Days after the date of such termination of this Agreement and (3) in the case of clause (iii) above, within five (5) Business Days after the earlier of (x) the date of the consummation of the transaction referred to in clause (C)(1) thereof and (y) the date of entry into the definitive agreement referred to in clause (C)(2) thereof. The parties hereto acknowledge and agree that in no event shall the Parent be required to pay the Parent Termination Fee on more than one occasion, whether or not the Parent Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events. Notwithstanding anything herein to the contrary, the Company’s right to receive the Parent Termination Fee pursuant to this Section 9.3(b) under circumstances under which the Company is entitled to receive the Parent Termination Fee shall be the sole and exclusive remedy of the Company or any of its Affiliates against the Parent or its Representatives for any and all losses that may be suffered based upon, resulting from or arising out of the circumstances giving rise to such termination and upon payment of the Parent Termination Fee to the Company, the Parent and its Representatives shall have no Liability or obligation relating to or arising out of the failure to consummate the transactions contemplated by this Agreement; provided that nothing herein shall relieve any Party from Liability for any fraud or willful breach of this Agreement.

(c)        In the event of a termination of this Agreement contemplated by Section 9.3(b), the Parent shall pay to the Company (or its designee) promptly upon delivery of written demand by the Company to the Parent (which the Company may deliver at any time after this Agreement is terminated), but in no event later than five (5) Business Days after the date such demand is delivered, by wire transfer of same-day funds to an account designated by the Company, all reasonable, documented out-of-pocket Company Transaction Expenses incurred by the Company in connection with this Agreement; provided that the Parent shall not be obligated to pay for Company Expenses in excess of $575,000.

(d)        The Company and the Parent acknowledge and agree that the agreements contained in Sections 9.3(b) and 9.3(c) are an integral part of the Transactions, and that, without these agreements, the Company would not enter into this Agreement. Accordingly, if the Parent fails to promptly pay any amount due pursuant to Section 9.3(b) or 9.3(c), and in order to obtain such payment, the Company commences an Action against Parent that results in a judgment in the Company’s favor for such payment, the Parent shall pay to the Company its costs and expenses (including attorneys’ fees and expenses) in connection with such Action, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made.

9.4.        Amendment. This Agreement may be amended by the Parties hereto, by action taken or authorized by their respective boards, at any time before or after approval of the matters presented in connection with the Merger by the shareholders or members of any of the Parties, but, after any such approval, no amendment shall be made which by Law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto.

9.5.        Extension; Waiver. At any time prior to the Effective Time, the Parties hereto, by action taken or authorized by their respective boards, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

9.6.        Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 9.1, an amendment, modification or supplement of this Agreement pursuant to Section  9.4 or an extension or waiver of this Agreement pursuant to Section  9.5 shall, in order to be effective, require action by the respective boards of the applicable Parties.

Article X
MISCELLANEOUS

10.1.       Non-Survival of Representations and Warranties. The (a) representations and warranties of the Company (other than the Company Fundamental Representations), Parent and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, (b) Company Fundamental Representations shall survive until the one (1) year anniversary of the Effective Time, and (c) only the covenants that by their terms survive the Effective Time and this Article X shall survive the Effective Time.

10.2.       Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (a) three (3) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (b) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, in each case to the intended recipient as set forth below:

If to Parent or
Merger Sub, to:

Electro-Sensors, Inc.
Attention: David Klenk
6111 Blue Circle Drive
Minnetonka, Minnesota 55343
Email:

with a copy (which shall not constitute notice) to:

Ballard Spahr LLP
Attention: George H. Singer; Thomas G. Lovett, IV
2000 IDS Center
80 South 8th Street
Minneapolis, MN 55402
Email:

If to Company, to:

Mobile X Global, Inc.
Attention: Peter Adderton, Chief Executive Officer; Justin O’Neill, General Counsel
12 Sail Vista
Newport Coast, CA 92657
Email:

with a copy (which shall not constitute notice) to:

Proskauer Rose LLP
Attention: Ben D. Orlanski
2029 Century Park East
Suite 2400
Los Angeles, CA 90067
Email:

Any Party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telecopy, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended. Any Party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

10.3.       Entire Agreement. This Agreement (including the Schedules and Exhibits hereto and the documents and instruments referred to herein that are to be delivered at the Closing), the Parent Voting Agreement, the Company Voting Agreement and the Confidentiality Agreement constitute the entire agreement among the Parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the Parties hereto, or any of them, written or oral, with respect to the subject matter hereof and the Parties hereto expressly disclaim reliance on any such prior understandings, agreements or representations to the extent not embodied in this Agreement. Notwithstanding the foregoing, the Confidentiality Agreement shall remain in effect in accordance with its terms.

10.4.       No Third-Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder, except as expressly provided herein.

10.5.       Assignment. No Party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of law or otherwise without the prior written consent of the other Parties, and any such assignment or attempted or purported assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section  10.5 is void.

10.6.       Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

10.7.       Counterparts and Signatures. This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile or by an electronic scan delivered by electronic mail.

10.8.       Governing Law. All matters arising out of or relating to this Agreement and the Transactions (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware, except that the matters contained in Article II with regards to the effects of the Merger between the Company and the Merger Sub shall be governed by the DGCL and MBCA, without giving effect to any choice or conflict of law provision or rule.

10.9.       Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

10.10.    Submission to Jurisdiction. Each of the Parties to this Agreement (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware (as applicable, the “Chosen Court”) in any action or proceeding arising out of or relating to this Agreement or any of the Transactions, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such Chosen Court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Chosen Court and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court. Each of the Parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto. Any Party may make service on another Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section  10.1. Nothing in this Section  10.10, however, shall affect the right of any Party to serve legal process in any other manner permitted by law.

10.11.    WAIVER OF JURY TRIAL. EACH OF PARENT, THE MERGER SUB AND COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS OR THE ACTIONS OF PARENT, THE MERGER SUB OR COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

10.12.    Disclosure Schedule. Each of the Company Disclosure Schedule and the Parent Disclosure Schedule shall be arranged in sections corresponding to the numbered sections contained in this Agreement, and the disclosure in any section shall qualify only (a) the corresponding section of this Agreement and (b) the other sections of this Agreement, to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other sections. The inclusion of any information in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable, or is outside the Ordinary Course of Business. The Parties acknowledge that Section 7.9 of the Parent Disclosure Schedule may be updated prior to the Effective Time to reflect any changes in the individuals to be appointed to the Parent Board and the class such individual is to serve or from whom resignations shall be obtained.

10.13.    No Recourse. Except in the case of fraud, all actions, claims, obligations, liabilities or causes of actions (whether in contract or in tort, in law or in equity, or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement, (b) the negotiation, execution, delivery or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (c) any breach of this Agreement and (d) any failure of the Merger to be consummated, may be made only against (and, without prejudice to the rights of any express third-party beneficiary to whom rights under this Agreement inure pursuant to Section 10.4), solely those Persons that are expressly identified as parties to this Agreement and not against any Nonparty Affiliate (as defined below). Except in the case of fraud, no other Person, including any director, officer, employee, incorporator, member, partner, manager, stockholder, optionholder, Affiliate, agent, attorney or representative of, or any financial advisor or lender to, any Party to this Agreement, or any director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney or representative of, or any financial advisor or lender to (each of the foregoing, a “Nonparty Affiliate”) any of the foregoing shall have any liabilities (whether in contract or in tort, in law or in equity, or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d) and each Party, on behalf of itself and its Affiliates, hereby irrevocably releases and forever discharges each of the Nonparty Affiliate from any such Liability or obligation. Nothing contained in this Section 10.13 shall relieve the Company or the Parent of any indemnification obligation set forth in this Agreement.

10.14.    Legal Representation. The Parties agree that, notwithstanding the fact that Proskauer Rose LLP (“Proskauer”) may have, prior to the Closing, represented the Company in connection with this Agreement, the documents and agreements referred to herein to be entered into by the Company and the transactions contemplated hereby and thereby, and has also represented the Company and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, Proskauer will be permitted in the future, after the Closing, to represent the Parent.

[Remainder of Page Intentionally Left Blank, Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARENT:	ELECTRO-SENSORS, INC.

	By:	/s/ David L. Klenk
	Name:	David L. Klenk
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:	MOBILE X GLOBAL, INC.

	By:	/s/ Peter Adderton
		Name:	Peter Adderton
		Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MERGER SUB:	MOBILE X NEWCO, INC.

	By:	/s/ David L. Klenk
Name: David L. Klenk
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A-1

Form of Parent Voting Agreement

The Form of Parent Voting Agreement is filed as Exhibit 10.1 to this Form 8-K

A-1-1

Exhibit A-2

Form of Company Voting Agreement

The Form of Company Voting Agreement is filed as Exhibit 10.2 to this Form 8-K

A-2-1

Exhibit B

Certain Defined Terms

“Acquisition Proposal” means any proposal, offer or indication of interest from a third party (whether or not in writing) relating to, or that would reasonably be expected to lead to, in one transaction or a series of transactions, (i) any direct or indirect acquisition or purchase (including by any exclusive license, exclusive sublicense or lease) by any Person or group (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of (A) assets (including equity securities of any Subsidiary of the Parent or any Intellectual Property Rights) or businesses that constitute 15% or more of the revenues, net income or assets of the Parent, taken as a whole, or (B) beneficial ownership of 15% or more of any class of equity securities of the Parent (ii) any purchase or sale of, or tender offer or exchange offer for, equity securities of the Parent that, if consummated, would result in any person or group (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of any class of equity securities of the Parent; or (iii) any merger, consolidation, business combination, recapitalization, reorganization, dual listed structure, joint venture, share exchange or similar transaction involving the Parent, as a result of which the owners of the equity securities of the Parent immediately prior to such event own less than 85% of the equity securities of the Parent immediately following such event, or any combination of the foregoing clauses (A), (B), and (C); in each case other than the Transactions; provided that the PIPE Investment shall not be considered an Acquisition Proposal.

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, proceeding, litigation, citation, summons, subpoena or investigation of a civil, criminal, administrative or regulatory nature, whether at law or in equity.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“beneficial owner” means a person who shall be deemed to be the beneficial owner as determined by Rule 13d-3 of the Exchange Act.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, NY; provided, that banks shall not be deemed to be authorized or obligated to be closed due to a “shelter in place” or similar closure of physical branch locations at the direction of any Governmental Authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day..

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Fundamental Representations” means the representations and warranties set forth in Section  3.1 (Organization; Power and Enforceability); Section  3.2 (Authority); Section  3.3 (Capitalization) and Section  3.9 (Brokers).

“Company Material Adverse Effect” means any change, effect, event, circumstance or development that is materially adverse to or has a material adverse effect on (i) the business, assets, liabilities, capitalization, financial condition, or results of operations of the Company, taken as a whole, or (ii) the ability of Parent or Merger Sub to consummate the Merger or any of the other Transactions or to perform any of their respective covenants or obligations under this Agreement; provided, however, that none of the following, to the extent arising after the date of this Agreement, either alone or in combination, shall be deemed to be a Company Material Adverse Effect, and none of the following shall be taken into account in determining whether there has been or will be a Company Material Adverse Effect: any change or event caused by or resulting from (A) changes in prevailing economic or market conditions in the United States or any other jurisdiction in which such entity has substantial business operations (except to the extent those changes have a disproportionate effect on the Company relative to the other participants of similar size operating in the industry or industries in which the Company operates), (B) changes or events affecting the industry or industries in which the Company operates generally or compete (except to the extent those changes or events have a disproportionate effect on the Company relative to the other participants of similar size operating in the industry or industries in which the Company operates), (C) changes in generally accepted accounting principles or requirements (except to the extent those changes have a disproportionate effect on the Company relative to the other participants of similar size operating in the industry or industries in which the Company operates), (D) changes in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Authority (except to the extent those changes have a disproportionate effect on the Company relative to the other participants of similar size operating in the industry or industries in which the Company operates), (E) any natural disaster, pandemic or any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located or any governmental response to any of the foregoing (except to the extent those changes or events have a disproportionate effect on the Company relative to the other participants of similar size operating in the industry or industries in which the Company operates), or (F) any failure by Company to meet any internal guidance, budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in the case of Clause (F), the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition). For the avoidance of doubt, the Parties agree that the terms “material,” “materially” and “materiality” as used in this Agreement with an initial lower-case “m” shall have their respective customary and ordinary meanings, without regard to the meanings ascribed to Company Material Adverse Effect or Parent Material Adverse Effect, in each case as defined in this Agreement. Notwithstanding anything to the contrary in this Agreement, any event, fact, development, circumstance, change, effect, or occurrence to the extent it arises out of compliance by the Company with a Law, directive, guideline or recommendation promulgated by any Governmental Entity to respond to the impact, presence, outbreak or spread of COVID-19 shall not be deemed, either alone or in combination, to constitute or contribute to a Company Material Adverse Effect (except to the extent those changes have a disproportionate effect on the

Company relative to the other participants of similar size operating in the industry or industries in which the Company operates).

“Company Shares” means the authorized, issued and outstanding shares of common stock of the Company.

“Company Share Amount” means the total number of all outstanding Company Shares (other than the Excluded Company Shares) assuming full conversion, exercise and exchange of all Equity Interests of Company, whether or not vested, in the money or subject to conditions to conversion, exercise and exchange.

“Company Stockholders” means the record and beneficial owners of Company Shares immediately prior to the Effective Time.

“Company Stockholder Agreement” means that certain Stockholders agreement, entered into as of April 12, 201, among the Company, Peter Adderton, Stuart Lachlan Bruce and Danielle Lauren Bird as trustees of the Bird Family Trust, Dan Cohrs, Peter Hill and Justin J. O’Neill, as trustee for the Justin J. O’Neill Trust, as it may be amended and supplemented from time to time.

“Company Transaction Expenses” means all fees and expenses incurred by Company at or prior to the Effective Time in connection with this Agreement and the transactions contemplated hereby, including any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors of Company.

“Consent Solicitation Statement” means the consent solicitation statement included (except as provided in Section 7.3(a)) as part of the Registration Statement with respect to the solicitation by the Company of the Company Stockholder Approval.

“Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.

“Dollars” or “$” means the lawful currency of the United States.

“Effective Time” means the effective time of the Certificate of Merger.

“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental, Health and Safety Laws” means all foreign, federal, state, and local Laws and Contracts in effect as of or prior to the Closing Date relating to or imposing Liability or standards of conduct concerning public health and safety, employee health and safety, pollution, or protection of the environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means any Person that, together with the Company, at any relevant time would be treated as a single employer under Section 414 of the Code.

“Exchange Act” means Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means a quantity equal to the New Share Amount plus the Parent Diluted Amount, times 0.7627, divided by the Company Share Amount, expressed as a decimal, as may be adjusted pursuant to Section  2.7 of this Agreement. The Exchange Ratio shall be calculated on a post-Reverse Split basis, even if the Reverse Split has not become legally effective at the time that the Exchange Ratio is being calculated.

“Fair Market Value” means, with respect to Parent Stock Options, the definition contained in the Parent Stock Plans, as applicable.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“General Enforceability Exceptions” means bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application relating to or affecting the enforcement of creditors’ rights and by general equitable principles.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” means all hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos, polychlorinated biphenyls, radon gas, noise, mold, odor and all other substances or wastes of any nature regulated, listed, defined, or for which Liability or standards of conduct may be imposed pursuant to, any Environmental, Health and Safety Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, without duplication and with respect to the Parent, all (a) indebtedness for borrowed money, whether current, short-term, secured or unsecured or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money; (b) obligations for the deferred purchase price of capital equipment not in the ordinary course of business (but excluding any payables included in the determination of Net Working Capital); (c) long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments; (d) obligations under any interest rate, currency swap or other hedging agreement or arrangement; (e) capital lease obligations; (f) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions; (g) currency or interest rate swaps, collars, caps, hedges, derivatives or similar arrangements; (h) bank overdrafts and deferred liabilities; (i) guarantees made by the Parent on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses (a) through (h); (j) any unpaid interest, prepayment penalties, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (i); and (k) all amounts (plus any associated withholding Taxes or any Taxes required to be paid by the Parent with respect thereto) payable by the Parent, whether immediately or in the future, under or with respect to any “change of control,” retention, termination, compensation, severance or other similar arrangements by reason of (either alone or in conjunction with any other event, such as termination or continuation of employment) the consummation of the transactions contemplated by this Agreement (the amounts referred to in this clause (k), the “Transaction Bonus Amounts”).

“Intellectual Property” means any and all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world: (a) issued patents and patent applications (whether provisional or non-provisional), including divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, and other Governmental Authority-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models) (“Patents”); (b) trademarks, service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing (“Trademarks”); (c) copyrights and works of authorship, whether or not copyrightable, and all registrations, applications for registration, and renewals of any of the foregoing (“Copyrights”); (d) internet domain names and social media account or user names (including “handles”), whether or not Trademarks, all associated web addresses, URLs, websites and web pages, social media sites and pages, and all content and data thereon or relating thereto, whether or not Copyrights; (e) mask works, and all registrations, applications for registration, and renewals thereof; (f) industrial designs, and all Patents, registrations, applications for registration, and renewals thereof; (g) trade secrets, know-how, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, techniques, and other confidential and proprietary information and all rights therein (“Trade Secrets”); (h) computer programs, operating systems, applications, firmware, and other code, including all source code, object code, application programming interfaces, data files, databases, protocols, specifications, and other documentation thereof; and (i) all other intellectual or industrial property and proprietary rights.

“Knowledge of the Company” and similar expressions mean the actual knowledge of the persons identified on Section K of the Company Disclosure Schedule, and such knowledge as such persons would reasonably be expected to have obtained, after reasonable inquiry, in the course of their performance of their positions at the Company.

“Knowledge of the Parent” and similar expressions mean the actual knowledge of the persons identified on Section K of the Parent Disclosure Schedule, and such knowledge as such persons would reasonably be expected to have obtained, after reasonable inquiry, in the course of their performance of their positions at the Parent.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Net Working Capital” means as of the Closing Date, (i) all current assets of the Parent (including cash, whether held in account, escrow or otherwise) but excluding fifty percent (50%) of any cash paid to Parent in connection with the exercise of stock options between the signing of this Agreement and Closing, minus (ii) all current liabilities of the Parent (for the avoidance of doubt, including any accrued but unpaid Parent Transaction Expenses).

“Net Working Capital (Adjusted)” means Net Working Capital plus Parent Transaction Expenses. For clarity, Net Working Capital (Adjusted) is intended by both Parties to represent Net Working Capital as of the Closing Date, calculated on a proforma basis as if the Parent Transaction Expenses had not been incurred.

“New Share Amount” means the Parent Diluted Amount divided by One Thousand Sixty-Six Ten-Thousandths (0.1066), and then reduced by the Parent Diluted Amount, and then rounded up to the next whole share. For example, if the Parent Diluted Amount is Three Million Eight Hundred Thousand (3,800,000), the New Share Amount is equal to 31,847,280 (i.e., 3,800,000 divided by 0.1066, and then reduced by 3,800,000, and rounded up), and the total outstanding shares is equal to 35,647,280 (Parent Diluted Amount plus the New Share Amount).

“Organizational Documents” means (a) in the case of a Person that is a corporation, its articles or certificate of incorporation and its by-laws, regulations or similar governing instruments required by the laws of its jurisdiction of formation or organization; (b) in the case of a Person that is a partnership, its articles or certificate of partnership, formation or association, and its partnership agreement (in each case, limited, limited liability, general or otherwise); (c) in the case of a Person that is a limited liability company, its articles or certificate of formation or organization, and its limited liability company agreement or operating agreement; and (d) in the case of a Person that is none of a corporation, partnership (limited, limited liability, general or otherwise), limited liability company or natural person, its governing instruments as required or contemplated by the laws of its jurisdiction of organization.

“Parent Diluted Amount” means the total number of outstanding shares of common stock of Parent, assuming full conversion, exercise and exchange of all Equity Interests of Parent, whether or not vested, in the money or subject to conditions to conversion, exercise and exchange. For the avoidance of doubt, the following shares shall not be considered outstanding for purposes of determining the Parent Diluted Amount: (i) all shares reserved or approved under the New Equity Plan and (ii) any shares available under the ESOP that have not been promised, granted, awarded or otherwise committed to any recipient or potential recipient.

“Parent Fundamental Representations” means the representations and warranties set forth in Section  5.1 (Organization, Power and Enforceability); Section  5.2 (Authority); Section  5.3 (Capital Structure); and Section  5.7 (Brokers).

“Parent Material Adverse Effect” means any change, effect, event, circumstance or development that is materially adverse to or has a material adverse effect on (i) the business, assets, liabilities, capitalization, financial condition, or results of operations of Parent or Merger Sub, taken as a whole, or (ii) the ability of Parent or Merger Sub to consummate the Merger or any of the other Transactions or to perform any of their respective covenants or obligations under this Agreement; provided, however, that none of the following, to the extent arising after the date of this Agreement, either alone or in combination, shall be deemed to be a Parent Material Adverse Effect, and none of the following shall be taken into account in determining whether there has been or will be a Parent Material Adverse Effect: any change or event caused by or resulting from (A) changes in prevailing economic or market conditions in the United States or any other jurisdiction in which such entities have substantial business operations (except to the extent those changes have a disproportionate effect on Parent or Merger Sub relative to the other participants of similar size operating in the industry or industries in which Parent or Merger Sub Subsidiaries operate), (B) changes or events affecting the industry or industries in which Parent operates generally (except to the extent those changes or events have a disproportionate effect on Parent relative to the other participants of similar size operating in the industry or industries in which Parent and Merger Sub operate), (C) changes in generally accepted accounting principles or requirements (except to the extent those changes have a disproportionate effect on Parent, or Merger Sub relative to the other participants of similar size operating in the industry or industries in which Parent operates), (D) changes in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Authority (except to the extent those changes have a disproportionate effect on Parent or Merger Sub relative to the other participants of similar size operating in the industry or industries in which Parent operates), (E) any natural disaster, pandemic or any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located or any governmental response to any of the foregoing (except to the extent those changes or events have a disproportionate effect on Parent or Merger Sub relative to the other participants of similar size operating in the industry or industries in which Parent operates), (F) a change in the public trading price of Parent Common Stock or the implications thereof, (G) a change in the trading volume of Parent Common Stock, (H) any failure by Parent to meet any public estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, or (I) any failure by Parent to meet any guidance, budgets, plans or forecasts of its revenues, earnings, or other financial performance or results of operations (but not, in the case of Clauses (F) through (I), the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition). For the avoidance of doubt, the Parties agree that the terms “material,” “materially” and “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meanings ascribed to Parent Material Adverse Effect or

Company Material Adverse Effect, in each case as defined in this Agreement. Notwithstanding anything to the contrary in this Agreement, any event, fact, development, circumstance, change, effect, or occurrence to the extent it arises out of compliance by the Company with a Law, directive, guideline or recommendation promulgated by any Governmental Entity to respond to the impact, presence, outbreak or spread of COVID-19 shall not be deemed, either alone or in combination, to constitute or contribute to a Parent Material Adverse Effect (except to the extent those changes have a disproportionate effect on the Parent relative to the other participants of similar size operating in the industry or industries in which the Parent operates).

“Parent Shareholders Meeting” means the special meeting of the shareholders of Parent to be held to consider the approval of the proposals required by this Agreement to be sought at such meeting.

“Parent Transaction Expenses” means (i) all fees and expenses incurred by Parent at or prior to the Effective Time in connection with this Agreement and the transactions contemplated hereby, including without limitation any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors of Parent; (ii) any Taxes required to be paid by the Parent with respect to the Parent Stock Options; (iii) any amounts paid or payable for the D&O Tail Policy; and (iv) the Shared Expenses. Transaction Bonus Amounts are Indebtedness and not Parent Transaction Expenses.

“Payroll Tax Executive Order” means the Presidential Memorandum issued on August 8, 2020 directing the Secretary of the Treasury to use his authority pursuant to Section 7508A of the Code to defer the withholding, deposit, and payment of certain payroll tax obligations, as supplemented by Internal Revenue Service Notice 2020-65.

“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

“Qualified Person” means any person making an unsolicited, bona fide, written Acquisition Proposal that the Parent Board determines in good faith (after consultation with outside counsel and its financial advisors) is, or would reasonably be expected to lead to, a Superior Proposal, and such Acquisition Proposal has not resulted from a breach by Parent, of its obligations under Section  7.1.

“Real Property” means the real property leased or subleased by the Company or for which there is an easement benefitting the Company, together with all buildings, structures and facilities located thereon.

“Reincorporation and Charter Amendment” means (i) the amendment to the Parent’s Certificate of Incorporation containing the material terms set forth on Exhibit C attached hereto,

including terms to (A) authorize the Reverse Split, (B) increase the quantity of post-Reverse Split shares of Parent Common Stock it is authorized to issue to a number of shares of Parent Common Stock equal to 30,000,000 and preferred stock equal to 5,000,000, and (C) change the name of the Parent to “Mobile X Global, Inc.” followed by (ii) the conversion of Parent’s corporate domicile from Minnesota to Delaware by the filing of a Certificate of Conversion from a Non-Delaware Corporation to a Delaware Corporation with the Delaware Secretary of State.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Shared Expenses” means (A) the fees paid or payable to the SEC in connection with filing the Registration Statement, the Proxy Statement/Consent/Prospectus, the Form S-3 for the PIPE Investment and any amendments and supplements thereto with the SEC, and the printing and mailing costs fees payable to financial printers in connection the printing and distribution thereof; (B) fees paid or payable to consultants in connection with SEC or Nasdaq matters; (C) the Nasdaq Fees paid or payable; (D) the costs of any filing fees pursuant to the HSR Act or similar antitrust Law paid or payable; (E) the fees and expenses of the ESOP Fiduciary; and (F) the fees and expenses of the transfer agent and amounts required to be paid by the Parent for any fractional shares. For clarity, Shared Expenses are a subset of Parent Transaction Expenses.

“Subsidiary” means, with respect to any Party, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such Party (or another Subsidiary of such Party) owns or controls, directly or indirectly, securities or other ownership interests representing (A) more that 50% of the voting power of all outstanding stock or ownership interests of such entity or (B) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

“Superior Proposal” means, with respect to Parent, any bona fide, unsolicited written Acquisition Proposal which did not result from a breach of or arise in connection with a breach of Section  7.1, made by a third party that if consummated would result in such third party’s (or its stockholders’) owning, directly or indirectly, 50% or more of the Equity Interests or total assets of the Parent or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger), pursuant to a tender or exchange offer, a merger, a consolidation, business combination or recapitalization or a sale or exclusive license of its assets, (a) on terms which Parent Board determines in its good faith judgment to be more favorable to the holders of the Parent’s capital stock from a financial point of view than the Transactions (after consultation with its financial and legal advisors), taking into account all the terms and conditions of such proposal and this Agreement (including any termination or break-up fees and conditions to consummation, as well as any written, binding offer by the Company to amend the terms of this Agreement,) that the Parent Board, (b) is not subject to any financing condition, (c) is reasonably capable of being completed on the terms proposed without unreasonable delay and (d) includes termination rights no less favorable than the terms set forth in this Agreement, and in all respects from a third party capable of performing such terms.

“Target Working Capital” means an amount equal to $12,118,116.

“Tax Return” means any return, declaration, report, claim for refund, information return, or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means (a) all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, levies, assessments or governmental charges of any kind, (b) all interest, penalties, fines, additions to tax, or additional amounts imposed by any Governmental Authority in connection with any item described in clause (a) or for failure to file any Tax Return, (c) any successor or transferee liability in respect of any items described in clauses (a) or (b) or both, including pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), and (d) any amounts payable under any tax sharing agreement or other contractual arrangement.

“Transaction Litigation” means any Action commenced or threatened in writing against a Party to this Agreement or any of its Subsidiaries, its board, any committee of the board or any of a Party’s directors, officers, agents or affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, directors, officers, agents or affiliates, in each case in connection with, arising from or otherwise relating to or regarding the Transactions, including any Action alleging or asserting any misrepresentation or omission in the Proxy Statement/Consent/Prospectus or any other communications to the Parent stockholders, other than any Action among the Parties to this Agreement; provided that, for the avoidance of doubt, any Action involving or arising under the HSR Act or any foreign or other antitrust Law shall not be considered Transaction Litigation.

Other Capitalized Terms. The following terms shall have the meanings specified in the indicated section of this Agreement:

Term	Section
Agreement	Preamble
Allocation Certificate	2.10(a)
Alternative Acquisition Agreement	7.1(b)(ii)
Cash Dividend	Recitals
Certificate of Merger	2.2
Certificates	2.10(c)
Chosen Court	10.10
Closing	2.9
Closing Company Audited Financial Statements	7.2(b)
Closing Date	2.9
COBRA	5.18(b)
Commitment Letter	Recitals
Company	Preamble
Company Board	Recitals
Company Disclosure Schedule	1.3(g)
Company Material Contract	4.2(a)
Company Permitted Encumbrances	4.3(a)
Company Stock Option	2.6(f)
Company Stock Plans	3.3(a)
Company Stockholder Approval	7.5(a)
Company Voting Agreement	Recitals
Confidentiality Agreement	6.3
D&O Persons	7.16(a)
D&O Tail Policy	7.16(b)
DGCL	Recitals
Dissenting Company Shares	2.18(a)
Dividend Record Date	2.11(c)
Effective Time	2.2
Employee	7.20
Equity Interests	5.3(a)
ESOP	2.16(c)
ESOP Fiduciary	2.16(c)
ESOP Loan	5.18(j)
Excess	2.16(b)
Excluded Company Shares	2.6(b)
Financial Statements	3.7(a)
Liabilities	4.12
Maximum Annual Premium	7.16(b)
MBCA	Recitals
Measurement Date	5.3(a)
Merger	Recitals
Merger Consideration	2.6(c)

Term	Section
Merger Sub	Preamble
Minimum PIPE Investment Amount	Recitals
Nasdaq	Recitals
Nasdaq Fees	7.4
Nasdaq Listing Application	7.4
New Equity Plan	7.5(b)
Nonparty Affiliate	10.13
Outside Date	9.1(b)
Parent	Preamble
Parent 1997 Plan	2.16(a)
Parent 2013 Plan	2.16(a)
Parent Balance Sheet	5.6(b)
Parent Board	Recitals
Parent Board Recommendation	5.2(b)
Parent Board Recommendation Change	7.1(b)(i)
Parent Common Stock	Recitals
Parent Disclosure Schedule	1.3(a)
Parent Insurance Policies	5.21
Parent Material Contract	5.9(a)
Parent Owned Real Property	5.11(b)
Parent Permitted Encumbrances	5.11(a)
Parent Plan	5.18(a)
Parent Plans	5.18(a)
Parent SEC Reports	5.6(a)
Parent Shareholder Approval	7.5(b)
Parent Stock Issuance	Recitals
Parent Stock Options	2.16(a)
Parent Stock Plans	2.16(a)
Parent Termination Fee	9.3(b)(iii)
Parent Voting Agreement	Recitals
Parties	Preamble
Party	Preamble
PCAOB	7.2(b)
PIPE Investment	Recitals
PIPE Investors	7.15(a)
Proskauer	10.14
Provisional Cash Dividend	Recitals
Proxy Statement/Consent/Prospectus	3.8(c)
Recommendation Change Notice	7.1(b)
Record Date	7.3(a)
Registration Statement	3.8(a)
Regulation M-A Filing	3.8(b)
Representatives	7.1(a)
Reverse Split	7.18
Subscription Agreement	Recitals

Term	Section
Surviving Company	2.1
Transactions	Recitals
Uncertificated Shares	2.10(c)
Voting Parent Debt	5.3(c)
Written Consent	7.5(a)

Exhibit C

Form of Parent Articles of Incorporation

MATERIAL TERMS OF REINCORPORATION AND CHARTER AMENDMENT

The Reincorporation and Charter Amendment shall consist of the terms set forth in the definition thereof, as supplemented by the terms set forth below and such additional terms and charter provisions as the Company may request, subject to the Parent’s approval, not to be unreasonably withheld, conditioned or delayed (“Additional Approved Terms”). As the Company may request in order to more efficiently consummate the Merger and comply with applicable law and Nasdaq rules, subject to Parent’s approval, not to be unreasonably withheld, conditioned or delayed, the Reincorporation and Charter Amendment and related filings may be (i) divided into separate filings to be filed sequentially with the appropriate secretary of state, (ii) filed as amendments and/or as amendment and restatements, as appropriate and (iii) adjusted so that the conversion into a Delaware corporation occurs prior to the other actions contemplated by the Reincorporation and Charter Amendment. The provisions below are written to comply with the Delaware General Corporation Law (“DGCL”), however to the extent such provisions are included in a filing with the Minnesota Secretary of State, such provisions shall be adjusted solely to the extent necessary to conform with the requirements of the Minnesota Business Corporation Act, as amended (“MBCA”), except as otherwise reasonably agreed to by the Parties. It is understood that in connection with the PIPE Investment a Certificate of Designations is anticipated to be required, which would be filed in conjunction with the Reincorporation and Charter Amendment.

***

State of Incorporation: Minnesota (until the conversion of Parent’s domicile from Minnesota to Delaware pursuant to clause (ii) of the Reincorporation and Charter Amendment).

Reverse Split: To have substantially the following terms (with the blanks to be filled in pursuant to the requirements of the Merger Agreement):

Effective as of 12:01 a.m., Eastern Time on [●] each [●] shares of the issued and outstanding shares of Common Stock of this Corporation shall thereby and thereupon automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock of this Corporation (the “Reverse Stock Split”), with a reduction in the number of authorized shares of this Corporation’s common stock by a corresponding ratio. No scrip or fractional shares will be issued by reason of the Reverse Stock Split. In lieu thereof, cash shall be distributed to each stockholder of record of the Company who would otherwise have been entitled to receipt of a fractional share and the amount of cash to be distributed shall be based upon the average closing price of a share of Common Stock on The NASDAQ Capital Market for the five trading days immediately preceding the effective date of the Reverse Stock Split.

Effective Time Certificate of Incorporation of Parent:

Name of the Corporation/Article I: Mobile X Global, Inc.

Registered Office and Agent/Article II:

The address of the Corporation’s registered office in the State of Delaware is The Corporation Service Company, 251 Little Falls Drive, City of Wilmington, County of New Castle, State of Delaware 19808, and the name of its registered agent at such address is Corporation Service Company.

Purpose/Article III:

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The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL as it now exists or may hereafter be amended and supplemented.

Post-Reverse Split Capitalization/Article IV:

The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock which the Corporation shall have authority to issue is 35,000,000. The total number of shares of Common Stock that the Corporation is authorized to issue is 30,000,000, having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is 5,000,000, having a par value of $0.0001 per share.

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A. COMMON STOCK.

1. General. The voting, dividend, liquidation, and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.

2. Voting. Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this [Amended and Restated] Certificate (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate (including any Certificate of Designation) or pursuant to the DGCL.

Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

3. Dividends. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

4. Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

B. PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including

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without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this [Amended and Restated] Certificate (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Amended and Restated Certificate (including any Certificate of Designation).

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

***

In addition, the Reincorporation and Charter Amendment will include the Additional Approved Terms pertaining to the Board of Directors, Stockholders, Liability, Indemnification, Forum Selection and Amendments.

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